Filed by SciSparc Ltd. pursuant to
Rule 425 under the Securities Act of 1933, as amended

Subject Company: AutoMax Motors Ltd.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2024

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Merger Agreement and Transaction

On April 10, 2024, SciSparc Ltd. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AutoMax Motors Ltd., an Israeli limited company and a leading vehicle importer company in Israel (“AutoMax”), and SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of the Company (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s shareholders and AutoMax’s shareholders, Merger Sub will be merged with and into AutoMax, with AutoMax surviving the Merger as a wholly-owned subsidiary of the Company (the “Merger”).

At the effective time of the Merger (the “Effective Time”, as further defined in the Merger Agreement): (a) each outstanding share of AutoMax’s share capital will be converted into the right to receive ordinary shares of the Company (the “Ordinary Shares”), equal to the exchange ratio set forth in the Merger Agreement (the “Exchange Ratio”). Under the Exchange Ratio, following the Effective Time, the former AutoMax shareholders immediately before the Merger (other than the Company) are expected to hold together approximately 49.99% (minus the Finder Fee, as defined in the Merger Agreement) of the aggregate number of the outstanding Ordinary Shares of the Company on fully diluted basis (subject to certain exceptions). The shareholders of the Company, together with the holders of the Company’s convertible securities, immediately before the Merger are expected to hold together approximately 50.01% of the aggregate number of the outstanding Ordinary Shares of the Company on fully diluted basis (subject to certain exceptions); (b) subject to the consummation of the Merger (as defined in the Merger Agreement, the “Closing”), and immediately after the Effective Time, AutoMax shall have the right to (i) designate two (2) members to the Company’s board of directors (the “Company’s Board”) if the Company’s Board is comprised of five (5) or six (6) directors; or (ii) designate three (3) members if the Company’s Board is comprised of seven (7) directors. At least one (1) such designee shall be an independent director, as defined under the Nasdaq Stock Market listing rules.

The Merger Agreement contains customary representations, warranties and covenants made by the Company and AutoMax, including covenants relating to obtaining the requisite approvals of the shareholders of the Company and AutoMax, indemnification agreements of the Company’s Board (the “Indemnification Agreement”), and the conduct of the Company and AutoMax between the date of signing of the Merger Agreement and the Closing.

In connection with the Merger, the Company will prepare and file a proxy statement and seek the approval of the Company’s shareholders with respect to certain actions, including the following, all to be effective upon the Closing:

●	the Merger and the contemplated transactions under the Merger Agreement;

●	to the extent applicable, the adoption of the amended and restated articles of association of the Company (which shall include the change of the Company’s name);

●	adoption of the form of Indemnification Agreement;

●	if not so appointed by the Company’s Board, election to the Company’s Board the candidates designated by AutoMax to serve thereon (each to be classified to a different class of the Company’s Board as set forth in the Merger Agreement); and

●	certain compensation arrangements to the directors and officers of the Company.

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The Closing is subject to satisfaction or waiver of certain conditions including, among other things: (i) the required approvals by the parties’ shareholders; (ii) Court Approval (as defined in the Merger Agreement) in accordance with the Israeli Companies Law 5759-1999 (the “Companies Law”), including in accordance with Sections 350 and 351 of the Companies Law and exempting, among others, the Company from the requirement to publish a prospectus in Israel; (iii) the Registration Statement (as defined below) having been declared effective; (iv) the accuracy of the representations and warranties, subject to certain materiality qualifications; (v) compliance by the parties with their respective covenants; (vi) no law or order preventing the Merger and related transactions; and (vii) certain minimum requirements of Parent Net Cash (as defined in the Merger Agreement) held by the Company at the time of Closing. The Merger Agreement also includes termination provisions for both the Company and AutoMax.

The Ordinary Shares to be issued in the Merger will be offered in accordance with a registration statement on Form F-4 (the “Registration Statement”) for the registration of the Company’s Ordinary Shares, including Ordinary Shares issuable upon exercise of the Company Pre-Funded Warrants (as defined in the Merger Agreement), if any, to be issued in connection with the Merger if any of AutoMax shareholders exceeds the ownership limitation of 9.99% provided under the Merger Agreement.

The Merger Agreement contemplates that at the Closing, the Company shall deliver to AutoMax an amount of $4,250,000 (less any amount due by AutoMax to the Company under any loan agreement between the parties) through a wire transfer of the immediate available funds to an account for AutoMax’s ongoing capital requirements and operational expenses.

This Report of Foreign Private Issuer on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any security, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

The Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement and the transactions contemplated thereby is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

Shareholder Support Agreement

In connection with the execution of the Merger Agreement, certain shareholders of AutoMax entered into a shareholder support agreement with the Company covering approximately 55.65% of the outstanding shares of AutoMax as of the date hereof, relating to the Merger (the “Shareholder Support Agreement”). The Shareholder Support Agreement provides that the shareholders party to the Shareholder Support Agreement will vote the shares of AutoMax held by them in favor of, among other things: (i) the adoption of the Merger Agreement; (ii) the approval of the Merger; and (iii) other transactions contemplated by the Merger Agreement.

A form of the Shareholders’ Support Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The foregoing description of the Shareholder Support Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholder Support Agreement.

Press Release

On April 11, 2024, the Company and AutoMax issued a joint press release announcing entry into the Merger Agreement. The press release contains statements intended as “forward-looking statements” which are subject to the cautionary statements about forward-looking statements set forth therein. The press release is attached hereto as Exhibit 99.3.

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Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, among other things, statements regarding the structure, timing and completion of the proposed merger; likelihood of the satisfaction of certain conditions to the completion of the Merger and whether and when the Merger will be consummated; the expected benefits of and potential value created by the proposed Merger for the shareholders of the Company; the Exchange Ratio and relative ownership percentages of SciSparc and AutoMax’s shareholders of the Company post-merger; the Company’s ability to control and correctly estimate its operating expenses and its expenses associated with the Merger; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans and the anticipated timing of filings; any statements concerning proposed new products, services or developments; any statements concerning the attraction and retention of highly qualified personnel; any statements regarding expectations concerning AutoMax’s relationships and actions with third parties; future regulatory, judicial and legislative changes in AutoMax’s industry; any statements regarding future economic conditions or performance. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties.

Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report, including: the risk related to the Company’s ability to complete the Merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the Merger Agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approval for the transaction; the execution of definitive agreements; the uncertain and time-consuming court approval process; risks related to the satisfaction of the closing conditions related to the financing; risks related to the combined company’s ability to correctly manage its operating expenses; risks related to the market price of the Company’s Ordinary Shares relative to the exchange ratio; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; risks related to the combined company’s commercialization, marketing and manufacturing capabilities and strategy; risks related to the combined company’s ability to protect its intellectual property position; and the requirement for additional capital to continue to advance the combined company’s operations, which may not be available on favorable terms or available at all. In addition, there can be no assurance that the Company will be able to complete the transactions contemplated by the Merger Agreement or related transactions. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements herein.

Additional risks and uncertainties relating to the Company and its business can be found under the caption “Risk Factors” and elsewhere in the Company’s filings and reports with the Securities and Exchange Commission (the “SEC”), including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 1, 2024, and its other subsequent filings with the SEC. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Additional Information and Where You Can Find It

The Merger Agreement, the Shareholder Support Agreement, and the foregoing description thereof, have been included to provide investors and shareholders with information regarding the terms of the Merger Agreement.

Any assertions in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by each of the Company and AutoMax to the other party, respectively, in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and should be considered in light of the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

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In connection with the proposed transactions between the Company and AutoMax, the Company will file a registration statement and a proxy statement with the SEC. This communication is not a substitute for the registration statement, the proxy statement or any other documents that the Company may file with the SEC or send to its shareholders in connection with the proposed transactions. Before making any voting decision, investors and securityholders are urged to read the registration statement or the proxy statement, as applicable, and all other relevant documents filed or furnished or that will be filed with or furnished to the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

You may obtain free copies of the proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Once filed, the proxy statement will be available free of charge on the Company’s website at https://investor.scisparc.com/, by contacting the Company’s Investor Relations at IR@scisparc.com or by phone at +972-3-6167055.

Participants in Solicitation

The Company, AutoMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company’s Ordinary Shares in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in the Company’s annual report on form 20-F, for the year ended December 31, 2023, filed with the SEC on April 1, 2024. Other information regarding the interests of such individuals, as well as information regarding AutoMax’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the proxy statement, which will be filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Report of Foreign Private Issuer on Form 6-K will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-275305, File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670, File No. 333-255408, and File No. 333-275305) and on Form S-8 (File No. 333-225773) filed with the SEC to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
99.1*	Agreement and Plan of Merger, dated April 10, 2024, by and between SciSparc Ltd. with AutoMax Motors Ltd., and SciSparc Merger Sub Ltd.
99.2*	Form of Shareholder Support Agreement, dated April 10, 2024, by and between SciSparc Ltd. and each of the parties named in the Shareholder Support Agreement.
99.3	Joint Press Release of SciSparc Ltd., and AutoMax Motors Ltd., dated 11, 2024.

*	Certain schedules and exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: April 11, 2024	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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Exhibit 99.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

among

SCISPARC LTD.,
an Israeli limited company;

SCISPARC MERGER SUB LTD.,
an Israeli limited company; and

AUTOMAX MOTORS LTD.,
an Israeli limited company

Dated as of April 10, 2024

TABLE OF CONTENTS

1.	DESCRIPTION OF TRANSACTION		2

	1.1	The Merger	2
	1.2	Effects of the Merger	2
	1.3	Closing; Effective Time	2
	1.4	Articles of Association; Directors and Officers	3
	1.5	Conversion of Shares	3
	1.6	Calculation of Parent Net Cash	5
	1.7	Closing of the Company’s Transfer Books	6
	1.8	Payment of Aggregate Merger Consideration	7
	1.9	Further Action	8
	1.10	Withholding; Tax Rulings	8

2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY		10

	2.1	Due Organization; Subsidiaries	11
	2.2	Organizational Documents	12
	2.3	Authority; Binding Nature of Agreement	12
	2.4	Vote Required	12
	2.5	Non-Contravention; Consents	12
	2.6	Capitalization	13
	2.7	TASE Filings, Financial Statements	15
	2.8	Absence of Changes	16
	2.9	Absence of Undisclosed Liabilities	17
	2.10	Title to Assets	17
	2.11	Real Property; Leasehold	17
	2.12	Intellectual Property	17
	2.13	Agreements, Contracts and Commitments	18
	2.14	Compliance; Permits	19
	2.15	Legal Proceedings; Orders	20
	2.16	Tax Matters	20
	2.17	Employee and Labor Matters; Benefit Plan	24
	2.18	Environmental Matters	27
	2.19	Insurance	28
	2.20	No Financial Advisors	28
	2.21	Transactions with Affiliates	28
	2.22	Anti-Bribery	29
	2.23	Disclaimer of Other Representations or Warranties	29

3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		29

	3.1	Due Organization; Subsidiaries	29
	3.2	Organizational Documents	30
	3.3	Authority; Binding Nature of Agreement	30
	3.4	Vote Required	31
	3.5	Non-Contravention; Consents	31
	3.6	Capitalization	32
	3.7	SEC Filings; Financial Statements	34
	3.8	Absence of Changes	36
	3.9	Absence of Undisclosed Liabilities	36

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	3.10	Real Property; Leasehold	36
	3.11	Intellectual Property	36
	3.12	Agreements, Contracts and Commitments	37
	3.13	Compliance; Permits	38
	3.14	Legal Proceedings; Orders	39
	3.15	Tax Matters	39
	3.16	Transactions with Affiliates	43
	3.17	Insurance	47
	3.18	No Financial Advisors	47
	3.19	Anti-Bribery	47
	3.20	Valid Issuance	47
	3.21	Opinion of Financial Advisor	47
	3.22	Disclaimer of Other Representations or Warranties	48

4.	CERTAIN COVENANTS OF THE PARTIES		48

	4.1	Operation of Parent’s Business	48
	4.2	Operation of the Company’s Business	50
	4.3	Access and Investigation	53
	4.4	Parent Non-Solicitation	53
	4.5	Company Non-Solicitation	54
	4.6	Notification of Certain Matters	55
	4.7	Post-Closing Financing	56

5.	ADDITIONAL AGREEMENTS OF THE PARTIES		56

	5.1	Court Approval, Registration Statement and Transaction Report	56
	5.2	Company Meetings	58
	5.3	Parent Shareholders’ Meeting; Merger Sub Approval	58
	5.4	Regulatory Approvals	60
	5.5	Certificate of Merger	60
	5.6	Company Options	60
	5.7	Company Warrants	60
	5.8	TASE De-Listing of Company Ordinary Shares	61
	5.9	Additional Agreements	61
	5.10	Disclosure	61
	5.11	Listing	62
	5.12	Tax Matters	62
	5.13	Directors and Officers	62
	5.14	Termination of Certain Agreements and Rights	62
	5.15	Cooperation	63
	5.16	Allocation Certificates; Ownership Certificate	63
	5.17	Company Financial Statements	63
	5.18	Shareholder Litigation	64
	5.19	Certain Adjustments	64

6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY		64

	6.1	No Restraints	64
	6.2	Shareholder Approval	64
	6.3	Court Approval	64
	6.4	Tax Rulings	65
	6.5	Certificate of Merger	65
	6.6	No Legal Prohibition	65
	6.7	Bonds Trustee	65

7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB		66

	7.1	Accuracy of Representations	66
	7.2	Performance of Covenants	66
	7.3	Documents	66
	7.4	No Company Material Adverse Effect	67
	7.5	Termination of Investor Agreements	67

8.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY		67

	8.1	Accuracy of Representations	67
	8.2	Performance of Covenants	67
	8.3	Documents	68
	8.4	No Parent Material Adverse Effect	68
	8.5	Parent Net Cash	68
	8.6	Listing	68
	8.7	Directors and Officers	68

9.	TERMINATION		68

	9.1	Termination	68
	9.2	Notice of Termination; Effect of Termination	70
	9.3	Expenses	71

10.	MISCELLANEOUS PROVISIONS		71

	10.1	Non-Survival of Representations and Warranties	71
	10.2	Amendment	71
	10.3	Waiver	71
	10.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	72
	10.5	Applicable Law; Jurisdiction	72
	10.6	Attorneys’ Fee.	72
	10.7	Assignability	72
	10.8	Notices	73
	10.9	Cooperation	74
	10.10	Severability	74
	10.11	Other Remedies; Specific Performance	74
	10.12	No Third Party Beneficiaries	75
	10.13	Construction	75

Exhibits:

Exhibit A	Definitions
Exhibit B	Company Shareholder Support Agreements
Exhibit C	Form of Restated Company Articles
Exhibit D	Form of Pre-Funded Warrant (to be agreed prior to the Closing)
Exhibit E	Company Allocation Schedule (to be agreed prior to the Closing)
Exhibit F	Form of Indemnification Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (together with its exhibits and schedules, this “Agreement”) is made and entered into as of April 10, 2024, by and among SciSparc Ltd., an Israeli limited company (“Parent”), SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of Parent (“Merger Sub”), and AutoMax Motors Ltd., an Israeli limited company (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.  Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and by way of a court approved arrangement between the Company and its shareholders and, if applicable, its Bondholders and creditors, in accordance with the provisions of Sections 350 and 351 of the Companies Law. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement.

B.  The Parent Board has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its shareholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the authorization and issuance of ordinary shares, with no par value, of Parent (“Parent Ordinary Shares”), listed and traded on Nasdaq, to the shareholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of Parent vote to approve the Parent Shareholder Matters.

C.  The Merger Sub Board has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole shareholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole shareholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

D.  The Company Board has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its shareholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders and, if applicable, the creditors of the Company, vote to approve the Company Approval Matters and if required, pursuant to the Companies Law or the Applicable Court, that the Bondholders of the Company vote to approve the Company Approval Matters.

E.  Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, (a) the shareholders of the Company listed in Section A-1 of the Company Disclosure Schedule (the “Company Signatories”) (solely in their capacity as shareholders of the Company) are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit B pursuant to which such Company Signatories are agreeing to take specified actions in furtherance of the Merger, including actions relating to the approval of the Merger and adoption of this Agreement by the Company’s shareholders (the “Company Shareholder Support Agreements”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

1. DESCRIPTION OF TRANSACTION

1.1  The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving company in the Merger (the “Surviving Company”) and shall (a) become a private debenture company (Chevrat Igrot Hov) within the meaning of the Companies Law and a wholly-owned, direct subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligation of Merger Sub in accordance with the Companies Law.

1.2  Effects of the Merger.

The Merger shall have the effects set forth in this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time (as defined below), by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Shareholder, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company; (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company; (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company; and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger.

1.3  Closing; Effective Time.

Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or, to the extent permitted by Law, waiver by such party entitled to waive such condition of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver by such party entitled to waive such condition of the last to be satisfied or waived of the conditions set forth in in Sections 6,7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” As soon as practicable after the determination of the Closing Date in accordance with this Section 1.3, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”), a notice of the proposed date of the Closing, in which notice the parties shall request that the Companies Registrar issue a certificate evidencing the Merger (the “Certificate of Merger”) on the date that the Parties shall provide further notice to the Companies Registrar that the Closing has occurred, and the Parties shall deliver such further notice to the Companies Registrar on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger being declared effective and that the issuance by the Companies Registrar of the Certificate of Merger shall both occur on the Closing Date.

1.4  Articles of Association; Directors and Officers.

At the Effective Time:

(a)  the articles of association of the Surviving Company shall be amended and restated, as reflected in the form of amended and restated articles of association attached hereto as Exhibit C (the “Restated Company Articles”), until thereafter amended as provided by the Companies Law and such articles of association;

(b)  unless otherwise agreed upon by the Parent and the Company, the articles of association of Parent shall be amended in order to change the name of Parent to such name as to be reasonably agreed upon by the Parties, and as may be approved by the Company and the Israeli Companies Registrar (the “Restated Parent Articles”);

(c)  the directors and officers of Parent, each to hold office in accordance with the amended and restated articles of association of Parent, shall be as designated by the Parent and the Company prior to Closing after giving effect to the provisions of Section 5.13, or such other persons as shall be mutually agreed upon by Parent and the Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be; and

(d)  the directors and officers of the Surviving Company, each to hold office in accordance with the articles of association of the Surviving Company, shall be the directors and officers of the Company as in office immediately prior to the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

1.5  Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company or shareholder of Parent, the following shall occur:

(i)  any Company Ordinary Shares held in the treasury of the Company or held or owned by the Company or Merger Sub immediately prior to the Effective Time shall be canceled and retired without any conversion and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)  subject to Section 1.5(d) each Company Ordinary Share outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Company Ordinary Shares held by the Parent immediately prior to the Effective Time) shall be automatically converted solely into the right to receive a number of validly issued, fully paid and nonassessable Parent Ordinary Shares, equal to the Exchange Ratio, per each such Company Ordinary Share (the “Merger Consideration”) in accordance with Section 1.8(a).

(b)  Notwithstanding any other provision of this Agreement, under no circumstances shall the Parent issue Parent Ordinary Shares to any Company Shareholder pursuant to the terms of this Agreement, to the extent that after giving effect to such issuance, the Company Shareholder, together with any affiliate thereof, would beneficially own (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 9.99% of the number of Parent Ordinary Shares outstanding immediately after giving effect to such issuance (the “Ownership Limitation”). If the Parent cannot issue Parent Ordinary Shares due to be issued pursuant to this Agreement, the Parent shall (i) issue all such Parent Ordinary Shares that may be issued without causing a Company Shareholder to exceed the Ownership Limitation, and (ii) issue to the Company Shareholder, pre-funded warrants to purchase Parent Ordinary Shares, in substantially the form attached hereto as Exhibit D (the “Parent Pre-Funded Warrant”), in lieu of Parent Ordinary Shares not so provided to such holder. Each Parent Pre-Funded Warrant shall be exercised for $0.001 per each Parent Ordinary Share. The Pre-Funded Warrants will be registered in the Parent’s books and will not be listed for trading on any stock exchange or trading market.

(c)  If any Company Ordinary Shares outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted share purchase agreement or other similar agreement with the Company, then the Parent Ordinary Shares issued in exchange for such Company Ordinary Shares will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the certificates representing such Parent Ordinary Shares shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted share purchase agreement or other agreement in accordance with its terms.

(d)  No fractional Parent Ordinary Shares shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Ordinary Shares who would otherwise be entitled to receive a fraction of a Parent Ordinary Share shall not receive such fraction, and shall instead receive such amount rounded to the nearest whole number of Parent Ordinary Shares.

(e)  All Company Options outstanding immediately prior to the Effective Time under the Company Share Plans shall be treated in accordance with Section 5.6(a).

(f)  All Company Warrants outstanding if any, immediately prior to the Effective Time shall be treated in accordance with Section 5.7(a).

(g)  Each ordinary share, with no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically and without further action be converted into and exchanged for one validly issued, fully paid and nonassessable ordinary share, NIS 0.05 par value per share, of the Surviving Company. Each share certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such ordinary shares of the Surviving Company.

(h)  If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding Company Ordinary Shares or Parent Ordinary Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any share dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change, the Exchange Ratio shall be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Ordinary Shares, Parent Ordinary Shares, Company Options with the same economic effect as contemplated by this Agreement prior to such share dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Ordinary Shares or Parent Ordinary Shares, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

1.6  Calculation of Parent Net Cash.

(a)  For the purposes of this Agreement, the “Anticipated Closing Date” shall be the date, as agreed upon by Parent and the Company, to be the anticipated date for Closing. At least fifteen (15) calendar days prior to the Anticipated Closing Date, Parent shall deliver to the Company a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of the Parent Net Cash (the “Net Cash Calculation”) as of the Anticipated Closing Date, prepared and certified by Parent’s chief financial officer (or if there is no chief financial officer, the principal accounting officer). Section 1.6(a) of the Parent Disclosure Schedule is an illustrative Net Cash Schedule containing an illustrative Net Cash Calculation. Parent shall make available the work papers and back-up materials used or useful in preparing the Net Cash Schedule, as reasonably requested by the Company.

(b)  Within five (5) calendar days after delivery of the Net Cash Schedule (the “Response Date”), the Company will have the right to dispute any part of the Net Cash Schedule by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail any information available and known to the Company at such time related to the nature of any proposed revisions to the Net Cash Calculation.

(c)  If on or prior to the Response Date, the Company: (i) notifies Parent in writing that it has no objections to the Net Cash Calculation or (ii) fails to deliver a Dispute Notice as provided in Section 1.6(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(d)  If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of both Parties shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash, at the Anticipated Closing Date for purposes of this Agreement.

(e)  (x) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash at the Anticipated Closing Date pursuant to Section 1.6(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then the Chief Executive Officer of Parent and the Chief Executive Officer of the Company shall promptly meet and agree on the amount of Parent Net Cash. (y) If the Chief Executive Officer of Parent and the Chief Executive Officer of the Company are unable to negotiate an agreed-upon determination of Parent Net Cash at the Anticipated Closing Date within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then Parent and the Company shall jointly approach (or either party may approach) one of the “big four” accounting firms (other than EY) (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation within seven (7) calendar days; provided that the Accounting Firm shall be authorized and empowered by the parties solely as a neutral expert and not as an arbitrator to resolve accounting issues, and shall not be authorized to resolve any disputes related to the interpretation of this Agreement or any other legal disputes between the parties. Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within seven (7) calendar days of approaching the Accounting Firm. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash made by the Accounting Firm shall be deemed to have been determined for purposes of this Agreement and to represent Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and Company in the same proportion that the disputed amount of Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of Parent Net Cash (and, for the avoidance of doubt, the fees and expenses to be paid by Parent shall reduce Parent Net Cash). If this Section 1.6(e) applies as to the determination of Parent Net Cash, at the Anticipated Closing Date described in Section 1.6(a) upon resolution of the matter in accordance with this Section 1.6(e) (the “Resolution Number”), the Parties shall not be required to determine Parent Net Cash again, even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a re-determination of Parent Net Cash if the Closing Date occurs later than (10) ten Business Days after the Anticipated Closing Date.

1.7  Closing of the Company’s Transfer Books.

At the Effective Time: (a) all Company Ordinary Shares outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of Company Ordinary Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company; and (b) the share transfer books of the Company shall be closed with respect to all Company Ordinary Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Ordinary Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Company Ordinary Shares outstanding immediately prior to the Effective Time (a “Company Share Certificate”) is presented to the Parent, such Company Share Certificate shall be canceled and shall be exchanged as provided in Sections  1.5 and Section 1.8(b).

1.8  Payment of Aggregate Merger Consideration.

(a)  Payment Procedures with Respect to Company Ordinary Shares.

Prior to the Effective Time (but in no event later than five (5) Business Days prior to the anticipated Effective Time), the Parent shall select a bank or trust company in Israel that is a TASE member and reasonably acceptable to the Company, to act as the paying agent for the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in form reasonably satisfactory to the Company and Parent (the “Paying Agent Agreement”). No later than the Effective Time, the Parent shall deliver to the Transfer Agent an irrevocable letter instructions, instructing the Transfer Agent to deposit, via The Depository Trust Company Deposit or Withdrawal at Custodian system (“DWAC”), with the account of the Paying Agent, in trust for the benefit of the Persons who were holders of Company Ordinary Shares (excluding Company Certified Shares), that were converted into the right to receive the Merger Consideration, such number of whole Parent Ordinary Shares and, if applicable, Parent Pre-Funded Warrants, representing the Merger Consideration to which the holders thereof are entitled to receive pursuant to Section 1.5(a). Immediately following the execution of this Agreement and prior to the Effective Time, the Parties will jointly discuss with the TASE all procedures relating to the transfer of the Company Ordinary Shares to the Parent as of the Effective Time and the delivery of the relevant portion of the Merger Consideration to the holders of Company Ordinary Shares, including the delivery of any information required by the Paying Agent.

(b)  Payment Procedures with Respect to Company Certified Shares.

At the Effective Time, the Company will deliver to Parent a true, complete and accurate listing of all record holders of Company Certified Shares at the Effective Time, including the number and class of Company Certified Shares held by such record holder, and the number of Parent Ordinary Shares such holder is entitled to receive pursuant to Section 1.5, in the form attached hereto as Exhibit E (the “Company Allocation Schedule”). Promptly after Parent’s receipt of the Company Allocation Schedule (and in no event later than five (5) Business Days after the date of such receipt), the Parties shall cause to be mailed to the record holders of Company Certified Shares that were converted into the right to receive the Merger Consideration: (A) a letter of transmittal in such form as the Company and Parent may reasonably agree (a “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to such Company Ordinary Shares shall pass, only upon delivery of the Company Share Certificates (or affidavits of loss in lieu thereof as provided below) to the Parent; and (B) instructions for use in effecting the surrender of the Company Share Certificates into the right to receive the Merger Consideration payable in respect thereof pursuant to the Company Allocation Schedule. Upon, surrender of Company Share Certificates (or affidavit of loss in lieu thereof as provided below) for cancellation to the Parent, the Parent shall deliver to the Transfer Agent an irrevocable letter instructions, instructing the Transfer Agent to deposit, via DWAC, with the account of the record holders of Company Certified Shares, that were converted into the right to receive the Merger Consideration, such number of whole Parent Ordinary Shares representing the Merger Consideration to which the holders thereof are entitled to receive pursuant to Section 1.5(a). Until surrendered as contemplated by this Section1.8(b), each Company Share Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry Parent Ordinary Shares representing the Merger Consideration. If any Company Share Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any Parent Ordinary Shares, require the owner of such lost, stolen or destroyed Company Share Certificate to provide an applicable affidavit with respect to such Company Share Certificate and post a bond (in reasonable amount), as indemnity against any claim suffered by Parent with respect to such lost, stolen or destroyed Company Share Certificate as Parent may reasonably request. In the event of a transfer of ownership of a Company Share Certificate that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name such Company Share Certificate so surrendered is registered if such Company Share Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable.

(c)  The Merger Consideration and any dividends or other distributions shall be deemed to have been in full satisfaction of all rights pertaining to Company Ordinary Shares. Notwithstanding the above, any Merger Consideration payable in respect of Company Ordinary Shares subject to the Withholding Tax Ruling or the 104H Ruling shall be transferred by the Paying Agent on the Closing Date to the Withholding Agent or the 104H Trustee, respectively, to the extent required by the Withholding Tax Ruling or the 104H Ruling for the benefit of the beneficial owners thereof, and shall be held and released (or otherwise treated) by said trustee to the beneficial holders of such Company Ordinary Shares in accordance with the requirements of the Withholding Tax Ruling, the 104H Ruling and the Ordinance.

(d)  No party to this Agreement shall be liable to any holder of Company Ordinary Shares or to any other Person with respect to any Parent Ordinary Shares (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

1.9  Further Action.

If, at any time after the Effective Time, any further action is determined by the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Company shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Company and otherwise) to take such action.

1.10  Withholding; Tax Rulings.

(a)  Notwithstanding anything to the contrary hereunder, Parent, the Surviving Company, the 102 Trustee, the Transfer Agent, the Withholding Agent, the 104H Trustee, the Paying Agent, the Hevra Le’Rishumim, and the TASE members and any of their respective agents (each, a “Payor”) shall be entitled to deduct and withhold from any payment or consideration made pursuant to this Agreement (including the Merger Consideration) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, the Ordinance, or under any provision of applicable U.S. federal, state, local, Israeli, or other Tax Law, including the Withholding Tax Ruling and the 104H Ruling.

(b)  The parties herby acknowledge that they and the Withholding Agent shall act in accordance with Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes consideration that will be transferred to the Seller at Future Dates) (the “Circular”) and the Withholding Agent shall provide the Company, prior to the Closing Date, with an undertaking as required under Section 6.2.4.3(c) of the Circular.

(c)  Notwithstanding the provisions of Section1.10(a) above, with respect to withholding of Israeli Tax, subject to the provisions of the Withholding Tax Ruling or the 104H Ruling, as applicable, no tax shall be deducted or withheld from any payment pursuant to this Agreement, except as set forth in the Withholding Tax Ruling and the 104H Ruling, if obtained. The Merger Consideration payable or otherwise deliverable hereunder to any holder of Company Ordinary Shares (each, a “Payee”) shall (notwithstanding Section 1.10(a) above) be paid or delivered to, and retained by, the respective Payor for the benefit of such Payee until the earlier of: (x) (A) with respect to a Payee which holds 5% or more of the Company share capital on the date which is ten (10) days prior to the Closing Date, unless a different date for such calculations is specified by the ITA, in which case such date shall be as specified by the ITA (a “5% Payee”), and the 104H Ruling has been obtained, the date on which the 104H Ruling has been obtained or (B) if such Payee is a Less Than 5% Payee and the Withholding Tax Ruling has been obtained, the date on which the Withholding Tax Ruling has been obtained, or (C) with respect to a Payee that is not included in the application for the Withholding Tax Ruling nor the 104H ruling, the date on which such Payee delivers to the Withholding Agent a Valid Tax Certificate, and (y) the date that is 180 days following the Closing Date, as may be further extended (with respect to all or some of the Payees) by mutual agreement of the Company, Parent and the Withholding Agent (the “Withholding Drop Date”), during which time (unless a request is submitted by the Payee to Payor to release its portion of the consideration prior to the Withholding Drop Date) no Payor shall withhold any Israeli Tax from such Merger Consideration pursuant to this Agreement to such holder, except as provided below, and if during which time such recipient provides the Payor with a Valid Tax Certificate issued by the ITA regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Agreement, or other treatment with respect to Israeli Tax, at least three (3) Business Days prior to the Withholding Drop Date, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration payable to such holder of record of Company Ordinary Shares shall be made in accordance with the provisions of such Valid Tax Certificate, subject to any deduction and withholding as may be required to be deducted and withheld under any applicable Law. If any holder of record of Company Ordinary Shares (A) does not provide the Payor with a Valid Tax Certificate no later than three (3) Business Days prior to the Withholding Drop Date, or (B) submits a written request to the Payor to release his or her portion of the Merger Consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from the payment to such holder shall be calculated based on the applicable withholding rate on the actual payment date in accordance with applicable Law as determined by the Parent or its Israeli advisors at their reasonable discretion, and such amount will be calculated in NIS based on the USD-NIS exchange rate known on the date the payment is actually made to such Payee and shall be delivered to the ITA by the Payor, and the Payor shall deliver to such holder the balance of the portion of the Merger Consideration due to such holder that is not so withheld (if any).

(d)  To the extent that amounts are so withheld pursuant to this Section  1.10, they shall be paid over to the appropriate Governmental Body prior to the last day on which such payment is required to be paid to such Governmental Body, and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(e)  For the avoidance of doubt, to the extent that the Payor is obliged to withhold Israeli Taxes at the rate prescribed under the Ordinance and/or the Withholding Tax Ruling and/or 104H Ruling (the “Withheld Amounts”), each Person in respect of which such withholding is required to be made shall provide the Payor a cash payment equal to the Withheld Amounts within seven (7) Business Days from receipt of a request from the Payor to make such payment, and in any event prior to the release of the Merger Consideration deliverable to such Person. In the event that such Person fails to provide the Payor with the Withheld Amounts within such timeframe, the Payor will be authorized to sell on the open market, subject to any lock-up or transfer restrictions applicable at such time to the consideration or a portion thereof, any number of Parent Ordinary Shares required to cover any amount required to be deducted or withheld under this Section 1.10 and such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such Payee. Notwithstanding anything else to the contrary in this Agreement, and unless instructed otherwise by the ITA in writing, for Israeli withholding Tax purposes, the value of the consideration shall be determined based on the closing price of a Parent Ordinary Share on the Closing Date. Any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.

(f)  Notwithstanding anything to the contrary herein, any payments made to holders of any Company Options, if any, will be subject to deduction or withholding of Israeli Tax under the Ordinance on the sixteenth (16th) day of the calendar month following the month during which the Closing Date occurs.

(g)  Without derogating from the foregoing, as soon as reasonably practicable, but in no event more than five (5) Business Days after the date hereof, the Company, in full coordination with Parent and its Israeli counsel, will cause its Israeli counsel, advisors or accountants to prepare and file with the ITA an application for a Withholding Tax Ruling and 104H Ruling.

(h)  Without limiting the generality of this Section 1.10, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities and to cooperate with each other with respect to the preparation and filing of such applications for rulings and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling and 104H Ruling. In any event, the final text of the Withholding Tax Ruling and the 104H Ruling shall be subject to the prior written confirmation of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall keep Parent informed, on a prompt basis (and, in any event, within two Business Days) of its receipt of any notice or information in connection with any of the above rulings or approvals.

(i)  Each party hereto is relying solely on the advice of its own Tax advisors with respect to the Tax consequences of the Merger.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

References in this Section 2 to the “Company” shall mean the Company and each of its Subsidiaries unless the nature of the context provides otherwise.

Subject to Section 10.13(h), except: (i) as set forth in the disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”) or (ii) as disclosed in the Company TASE Documents filed with the ISA or the TASE prior to the date hereof and publicly available (but: (x) without giving effect to any amendment thereof filed with, or furnished to the ISA or the TASE on or after the date hereof and (y) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub as follows:

2.1  Due Organization; Subsidiaries.

(a)  The Company is a public company, listed and traded on TASE, duly organized and validly existing under the Laws of the State of Israel, is not a “breaching company” under the Companies Law, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.

(b)  The Company is duly licensed and qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c)  The Company has no Subsidiaries except for the Entities identified in Section 2.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 2.1(c) of the Company Disclosure Schedule owns any share capital of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 2.1(c) of the Company Disclosure Schedule. Each of the Company’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not be reasonably expected to have a Company Material Adverse Effect.

(d)  Except as set forth in Section 2.1(d) of the Company Disclosure Schedule, the Company is not and since March 24, 2021 has not been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed or is obligated to make or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company is not and has never been a general partner of or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(e)  The Company is not subject to any delisting proceedings by TASE, nor does the Company foresee any reason for delisting proceedings to commence following the Effective Date contemplated hereby, nor is the Company subject to any enforcement action by the ISA, or equivalent enforcement entities, nor does the Company foresee any reason for the commencement of enforcement actions against the Company, or its Affiliates, following the Effective Date.

2.2  Organizational Documents.

The Company has made available to Parent accurate and complete copies of the Organizational Documents of the Company in effect as of the date of this Agreement. The Company is not in material breach or violation of its Organizational Documents.

2.3  Authority; Binding Nature of Agreement.

The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Company Approval, and the filing and recordation of appropriate merger documents as required by the Companies Law, to consummate the Contemplated Transactions. The Company Board (at meetings duly called and held) has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its shareholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions in accordance with the requirements of the Companies Law; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of the Company vote to approve this Agreement and the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

2.4  Vote Required.

The Section 350 Vote (the “Required Company Approval”) is the only vote of the holders of any class or series of Company share capital, creditors or holders of any notes or bonds, necessary to adopt and approve this Agreement and to approve the Contemplated Transactions. Unless otherwise required by the Applicable Court and assuming the fulfilment of Section 6.7 below, no approval or vote of the Bondholders is necessary to adopt and approve this Agreement and to consummate the Contemplated Transactions.

2.5  Non-Contravention; Consents.

Subject to obtaining the Required Company Approval, the filings with the TASE, the ISA and the Companies Registrar of all notices or filings required under the Companies Law or the Israeli Securities Law, including with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar or any filings with the Applicable Court, neither: (i) the execution, delivery or performance of this Agreement by the Company, nor (ii) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)  contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(b)  contravene, conflict with or result in a violation of, or give any Governmental Body the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject, except as would not reasonably be expected to be material to the Company or its business;

(c)  contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company, except as would not reasonably be expected to be material to the Company or its business;

(d)  subject to obtaining the requisite approvals and consents in respect of the Contracts set forth in Section 2.5(d) of the Company Disclosure Schedule, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(e)  result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances).

Except for: (i) the filings with the Companies Registrar and all such other notices or filings with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) or any filings with the Applicable Court and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities Laws, the Company is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.

2.6  Capitalization.

(a)  The authorized share capital of the Company is 400,000,00 Company Ordinary Shares, of which 105,643,744 Company Ordinary Shares have been issued and are outstanding as of the close of business on the Business Day immediately preceding the date of this Agreement. Except as set forth in Section 2.6(a) of the Company Disclosure Schedule, the Company does not hold any of its share capital in its treasury.

(b)  All of the outstanding Company Ordinary Shares have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding Company Ordinary Shares is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Ordinary Shares is subject to any right of first refusal in favor of Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Ordinary Shares. Company is not under any obligation, nor is it bound by any Company Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Ordinary Shares or other securities.

(c)  Except for the Company Share Plans, the Company does not have any share option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, Company has reserved 14,611,596 Company Ordinary Shares for issuance under the Company Share Plans, of which 70,123,612 options are issued and are currently outstanding, with a weighted average exercise price of NIS 1.77 (collectively, the “Company Options”), and 0 shares remain available for future issuance pursuant to the Company Share Plans. Section (c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of Company Ordinary Shares subject to such Company Option at the time of grant; (iii) the number of Company Ordinary Shares subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Company Option expires; and (viii) (A) the Tax route under which such Company Option was granted and is currently intended to qualify (pursuant to Section 102 or Section 3(i) of the Ordinance), and (B) for Company 102 Options, the date of the applicable corporate approval and the date of deposit of the respective award agreement with the 102 Trustee. The Company has made available to Parent an accurate and complete copy of the Company Share Plans and all share option agreements evidencing outstanding options granted thereunder. Except as set forth in Section 1.1(c) of the Company Disclosure Schedule, no vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions.

(d)  All Company Options granted under Section 102 of the Ordinance were granted under an employee option plan deemed approved, or not rejected within 30 days from filing, by the ITA under the capital gains route of Section 102 of the Ordinance and comply in all respects with the requirements of Section 102 of the Ordinance and qualify for treatment under the capital gain route thereunder, and were duly and timely deposited in accordance with the provisions of Section 102 of the Ordinance with the 102 Trustee and no action has been threatened against the Company (nor is the Company aware of a reasonable basis for an action against the Company) with respect to the failure of the Company to comply with such requirements.

(e)  No unexercised Company Options shall be outstanding immediately prior to the Effective Time.

(f)  Section 1.1(f) of the Company Disclosure Schedule lists, as of the date of this Agreement: (i) each holder of issued and outstanding Company Warrants, (ii) the number and type of shares subject to each Company Warrant, (iii) the exercise price of each Company Warrant and (iv) the termination date of each Company Warrant.

(g)  Except for the Company Warrants, the Company Share Plans, including the Company Options, and as otherwise set forth on Section 1.1(g) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire shares or other securities of Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares or other securities of Company or any of its Subsidiaries; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares or other securities of Company or any of its Subsidiaries. There are no outstanding or authorized share appreciation, phantom shares, profit participation or other similar rights with respect to Company or any of its Subsidiaries.

(h)  All outstanding Company Ordinary Shares, Company Options, Company Warrants and other securities of Company have been issued and granted in material compliance with: (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

(i)  Except as set forth in Section 2.6(h) of the Company Disclosure Schedule, all of the issued and outstanding Company Ordinary Shares are registered and held through the Hevra Le’Rishumim.

2.7  TASE Filings, Financial Statements.

(a)  The Company has delivered or made available to the Parent accurate and complete copies of all prospectuses, proxy statements and other statements, reports, schedules, forms and other documents filed by the Company with the ISA or the TASE since March 24, 2021 (the “Company TASE Documents”), other than such documents that can be obtained on the ISA’s or the TASE’s websites. All material statements, reports, schedules, forms and other documents required to have been filed by the Company or its officers with the ISA or the TASE have been filed on a timely basis. As of the time it was filed with the ISA or the TASE (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Company TASE Documents complied in all material respects with the applicable requirements of the Israeli Securities Law and, as of the time they were filed, none of the Company TASE Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made available to the Parent true and complete copies of all, but transmittal, correspondences, between the ISA and the Company and all material correspondences between the TASE and the Company, since March 24, 2021, including all ISA or TASE comment letters and responses to such comment letters by or on behalf of the Company other than such documents that can be obtained on the ISA’s or the TASE’s website. Except as set forth in Section 2.7(a) of the Company Disclosure Schedule, as of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the ISA or the TASE with respect to the Company TASE Documents. To the Knowledge of the Company, none of the Company TASE Documents is the subject of ongoing ISA or TASE review and there are no inquiries or investigations by the ISA or TASE or internal investigations pending or threatened, including with regard to any accounting practices of the Company.

(b)  The financial statements (including any related notes) contained or incorporated by reference in the Company TASE Documents: (i) complied as to form in all material respects with the published rules and regulations of the Israeli Securities Law; (ii) were prepared in accordance with IFRS (except as may be indicated in the notes to such financial statements, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby. Other than as expressly disclosed in the Company TASE Documents filed prior to the date hereof, there has been no material change in Company’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with IFRS.

(c) The Company is in compliance in all material respects with the applicable current listing and governance rules and regulations of the TASE. Except as set forth in Section 2.7(c) of the Company Disclosure Schedule and the Company TASE Documents, from March 24, 2021 through the date hereof, Company has not received any correspondence from TASE or the staff thereof relating to the delisting or maintenance of listing of the Company Ordinary Shares on the TASE.

(d) The Company maintains disclosure controls and procedures. Such disclosure controls and procedures are designed to provide reasonable assurance that all material information concerning the Company (including its Subsidiaries) required to be disclosed by the Company in the Company TASE Documents is made known on a timely basis to the individuals responsible for the preparation of the Company TASE Documents.

(e) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS.

(f) During the twelve (12) month period prior to the date hereof, to the Company’s Knowledge, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) those significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information of the Company and its Subsidiaries on a consolidated basis that are known to them and (ii) any fraud known by such individuals, whether or not material, that involves management or other employees who have a significant role in the Company’s and in the Company Subsidiaries’ internal controls.

2.8 Absence of Changes.

Except as set forth on Section 2.8 of the Company Disclosure Schedule, between the date of the Company Balance Sheet, together with the statements of income, shareholders’ equity and cash flows of the Company for the period reflected in the Company Balance Sheet (collectively, the “Company Financials”) and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.9 Absence of Undisclosed Liabilities.

As of the date hereof, the Company has no liability, indebtedness, obligation or expense of any kind and is not subject to any claim, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with IFRS) or any involvement in any special purpose vehicles (each a “Liability”), individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under IFRS except for: (a) Liabilities disclosed, reflected or reserved against in the Company Balance Sheet; (b) Liabilities that have been incurred by the Company since the date of the Company Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of the Company under any Contract to which it is party; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company; and (f) Liabilities described in Section 2.9 of the Company Disclosure Schedule.

2.10 Title to Assets.

The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Company Balance Sheet and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11 Real Property; Leasehold.

Except as set forth in Section 2.11 of the Company Disclosure Schedule, the Company does not own and since March 24, 2021 has not owned any real property. The Company has made available to Parent: (i) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (ii) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. The Company’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.

2.12 Intellectual Property.

(a) Except for the trademarks set forth on Section 2.12(a) of the Company Disclosure Schedule, the Company does not own, license or otherwise have any right, title or interest in any material Intellectual Property Rights.

(b) To the Knowledge of the Company the operation of the businesses of the Company as currently conducted does not infringe any valid and enforceable Registered IP or misappropriate or otherwise violate any Intellectual Property Right owned by any other Person. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of the Company, is threatened in writing) against the Company alleging that the operation of the businesses of the Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person. Since March 24, 2021, the Company has not received any written notice or other written communication alleging that the operation of the business of the Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(c) To the Knowledge of the Company, the Company and the operation of the Company’s business are in substantial compliance with all Laws pertaining to data privacy and data security of any personally identifiable information and sensitive business information (collectively, “Sensitive Data”) except to the extent that such noncompliance has not and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, since March 24, 2021, there have been: (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Company, (ii) no violations of any security policy of the Company regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of the Company or (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of the Company, or a contractor or agent acting on behalf of the Company, in each case of (i) through (iv), except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

2.13 Agreements, Contracts and Commitments.

(a) Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement other than any Company Benefit Plans (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Company Contract containing: (A) any covenant limiting the freedom of the Company or the Surviving Company to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(iii) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $200,000 pursuant to its express terms and not cancelable without penalty;

(iv) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any entity;

(v) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(vi) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $200,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any dealer, distributor, joint marketing, alliance, joint venture, cooperation or other agreement currently in force under which the Company has continuing obligations to market any product, technology or service; or (C) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(vii) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(viii) each Company Real Estate Lease;

(ix) each Company Contract with any Governmental Body;

(x) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company; or

(xi) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $200,000 in the aggregate, or obligations after the date of this Agreement in excess of $200,000 in the aggregate, or (B) that is material to the business or operations of the Company.

(b) The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to the Company or its business. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.14 Compliance; Permits.

(a) The Company is in compliance in all material respects with all applicable U.S., Israeli and other Laws, including the rules and regulations of the Israeli Ministry of Transport and Road Safety, except for any noncompliance, either individually or in the aggregate, which would not be material to the Company. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement, judgment, injunction, order or decree binding upon the Company which: (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) The Company holds all required Governmental Authorizations necessary for the operation of the business of the Company as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. All of the Governmental Authorizations are valid and in full force and effect, except where the invalidity of such Governmental Authorizations or the failure of such Governmental Authorizations to be in full force and effect would not have a Company Material Adverse Effect; and the Company has not received any notice of proceedings relating to the revocation or modification of any such Governmental Authorizations which, singly or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.

2.15 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used by the Company; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, since March 24, 2021, no Legal Proceeding has been pending against the Company that had or would reasonably be expected to have resulted in material liability to the Company.

(c) There is no order, writ, injunction, judgment or decree to which the Company, or any of the material assets owned or used by the Company, is subject. To the Knowledge of the Company, no officer of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or to any material assets owned or used by the Company.

2.16 Tax Matters.

(a)

(i) Each Tax Return required to be filed with any Governmental Body by the Company has been filed when due (taking into account extensions in the ordinary course of business) in accordance with applicable Law, each of which is true, accurate and complete;

(ii) the Company has timely paid, collected or withheld, to the appropriate Governmental Body all Taxes due and payable;

(iii) the Company has complied with all applicable Law relating to the payment and withholding of any Tax and has, within the time and in the manner prescribed by Law, withheld and paid over to the proper Governmental Body all amounts required to be so withheld and paid over;

(iv) the Company has established adequate accruals or reserves, in accordance with IFRS, for all Taxes for taxable periods beginning on or after the date of the most recent Company Financials;

(v) Except as set forth in Section 2.16(a)(v) of the Company Disclosure Schedule, there is no Legal Proceeding against or with respect to the Company in respect of any Tax or any Tax Return and there is no investigation against or with respect to the Company, pending or threatened or otherwise in respect of any Tax or any Tax Return. All deficiencies asserted or assessments made against the Company as a result of any examinations by any Governmental Body have been fully paid;

(vi) the Company has not consented or requested to extend the time, or is the recipient of any extension of time, in which any Tax may be assessed or collected by any Governmental Authority and the Company has not waived any statute of limitations;

(vii) no Governmental Authority in a jurisdiction where no Tax Return has been filed or no Tax has been paid has made or threatened to make a claim for the payment of any Tax or the filing of any Tax Return;

(viii) the Company is a Tax resident only in its jurisdiction of formation;

(ix) Except as otherwise provided in Section 2.16(a)(ix) of the Company Disclosure Schedule, no power of attorney granted by or with respect to the Company for Taxes is currently in force, no ruling with respect to Taxes has been requested by or on behalf of the Company; and no closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or non-U.S. Law has been entered into or requested by or with respect to the Company;

(x) the Company has provided or made available to Parent prior to the date hereof true, correct and complete copies of all material Tax Returns, examination reports, and statements of deficiencies filed, assessed against, or agreed to by the Company with respect to Taxes and all material written correspondence with any Governmental Authority regarding Taxes;

(xi) Except as otherwise provided in Section 2.16(a)(xi) of the Company Disclosure Schedule, the Company is neither a controlled foreign corporation (as defined in Section 957 of the Code or any similar provision of any state, local or non-U.S. Law) nor a passive foreign investment company (as defined in Section 1297 of the Code). The Company does not own any interest in any controlled foreign corporation (as defined in Section 957 of the Code or any similar provision of any state, local or non-U.S. Law), or passive foreign investment company (as defined in Section 1297 of the Code) or other entity the income of which is or could be required to be included in the income of the Company;

(xii) the Company is not and has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(xiii) the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for (A) any Tax period (or portion thereof), as a result of any deferred foreign income within the meaning of Section 965 of the Code, including, but not limited to, as the result of an election under Section 965(h) of the Code, or (B) any Tax period (or portion thereof) ending after the Closing Date, as a result of any (1) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law); (2) installment sale or other open transaction disposition made on or prior to the Closing Date; (3) prepaid amount, refund or credit received on or prior to the Closing Date; (4) change in accounting method for a taxable period ending on or prior to the Closing Date; (5) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; or (6) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or prior to the Closing Date;

(xiv) all material records which the Company is required to keep for Tax purposes or which would be needed to substantiate any claim made or position taken in relation to Taxes by the Company have been duly kept and are available for inspection at the premises of the Company;

(xv) the Company is in compliance in all respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a Governmental Body;

(xvi) all of the Company’s property that is subject to property Tax has been properly listed and described on the property Tax rolls of the appropriate Tax jurisdiction and no portion of any the Company’s property constitutes omitted property for property Tax purposes;

(xvii) there are no Liens for Taxes on any of the assets of the Company other than for any Taxes not yet due and payable;

(xviii) Except as otherwise provided in Section 2.16(a)(xviii) of the Company Disclosure Schedule, the Company does not and has never participated or engaged in any transaction listed in Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 5767-2006, promulgated thereunder; the Company does not and has never taken a tax position that is subject to reporting under Section 131E of the Ordinance; the Company has never obtained a legal or tax opinion that is subject to reporting under Section 131D of the Ordinance; and the Company does not and has never performed and was not part of any action or transaction that is classified as a “reportable opinion” under Section 67C of the Israeli VAT Law or a “reportable position” under Section 67D of the Israeli VAT Law;

(xix) the Company is duly registered for the purposes of Israeli value added tax and has complied in all respects with all requirements concerning VAT. The Company (i) has not made any exempt transactions (as defined in the Israeli Value Added Tax Law, 5736-1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) has collected and remitted in a timely manner to the ITA all output VAT which it is required to collect and remit under any applicable Law and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law;

(xx) each of the Company Share Plans that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance has received a favorable determination or approval letter from, or is otherwise approved by or deemed approved by passage of time without objection by, the ITA. All Company 102 Options have been granted and issued, as applicable, in compliance with the applicable requirements of Section 102 and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the appointment of an authorized trustee, the grant of Company 102 Options only following the lapse of the required 30 day period from the filing of each of the Company Share Plans that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance with the ITA, the receipt of the required written consents from the option holders and the due deposit of such securities with the 102 Trustee pursuant to the terms of Section 102 of the Ordinance and the guidance published by the ITA on July 24, 2012, and clarification dated November 6, 2012;

(xxi) the Company is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963;

(xxii) Except as otherwise provided in Section 2.16(a)(xxii) of the Company Disclosure Schedule, neither the Company nor any holder of Company securities is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2;

(xxiii) no independent contractor was, or to the Knowledge of the Company will be, entitled to be considered to be an employee of the Company by any applicable Tax authority; and

(xxiv) the Company did not apply for any tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959.

(b) Except as provided in Section 2.16(b), the Company is in compliance in all respects with all applicable transfer pricing laws and regulations, and the prices for any property or services provided by or to it are arm’s length prices for purposes of the applicable laws, including Section 85A to the Ordinance and the Income Tax Regulations (Determination of Market Terms) 2006 and including to the extent required, the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company.

(c) The Company does not have any (A) place of management, (B) branch, (C) office (or any other place of business), (D) operations or employees, (E) agent with binding authority, or (F) other activities, in each case that gives rise to a permanent establishment or taxable presence which has subjected it to any Tax obligation or to a requirement to file any Tax return in any country other than the country where the Company was organized.

(d) Except as otherwise provided in Section 2.16(d) of the Company Disclosure Schedule, the Company is not, nor at any time has it been, engaged in the conduct of a trade or business within the United States within the meaning of Section 864(b) or Section 882(a) of the Code, or considered to be so engaged under Section 882(d) or Section 897 of the Code or, if applicable, considered to have a U.S. permanent establishment as defined under any applicable or relevant bilateral income tax treaty or otherwise.

(e) (i) The Company is not nor has it ever been, a party to any Tax Sharing Agreement pursuant to which it will have any obligation to make any payments for Taxes after the Closing Date, (ii) the Company is not and has never been a member of a group filing a consolidated, combined or unitary Tax Return, and (iii) the Company has no liability for the payment of any Tax imposed on any Person (other than the Company) as a transferee or successor.

(f) The Company has never taken a position that could give rise to substantial understatement of income tax within the meaning of Section 6662 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) or has ever been a beneficiary or otherwise participated in any “reportable transaction” as defined in Code Section 6707A(c)(1)) and Treasury Regulation Section 1.6011-4(b)(1).

(g) With the exception of Israeli VAT, the Company is not, nor is it required to be, registered as a taxable person for purpose of value added Taxes or any similar indirect Tax.

For purposes of this Section 2.16, each reference to the Company shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company.

2.17 Employee and Labor Matters; Benefit Plans.

(a) Section 2.17(a) of the Company Disclosure Schedule is a list of all material Company Benefit Plans, including, without limitation, each Company Benefit Plan that provides for change in control, stay or retention, deferred compensation, incentive compensation, pension and severance benefits. “Company Benefit Plan” means each pension, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment (other than at-will employment offer letters or employment agreement on the Company’s standard form as may be amended from time to time and other than individual Company Options or other compensatory equity award agreements made pursuant to the Company’s standard forms, in which case only representative standard forms of such agreements shall be scheduled) and fringe benefit plan, program, agreement (including collective bargaining agreement and extension order), policy or arrangement (whether written or unwritten, but excluding statutory benefits or benefits mentioned in the Company’s standard form of employment agreement) for the benefit of any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any actual or contingent liability.

(b) As applicable with respect to each material Company Benefit Plan, the Company has made available to Parent true and complete copies of each material Company Benefit Plan, including all amendments thereto, and in the case of an unwritten material Company Benefit Plan, a written description thereof, and all material correspondence to or from any Governmental Body with respect to each Company Benefit Plan.

(c) Each Company Benefit Plan has been established, maintained, operated and administered in compliance in all material respects with its terms and all applicable Laws. Each Company Benefit Plan required to be funded is fully funded, and with respect to Company Share Plans that are not required by applicable Law to be so fully funded, adequate reserves therefor have been established on the Company Financials (except for severance pay that is fully funded, and full Section 14 Arrangements apply to all of the Company’s employees). No material liability or obligation of the Company or any of its Affiliates exists with respect to any Company Benefit Plan that has not been disclosed in Section 2.17(c) of the Company Disclosure Schedule. The Company does not have, and except as set forth in Section 2.17(c) of the Company Disclosure Schedule has never had, any employees in the United States.

(d) To the Knowledge of the Company, there are no pending audits or investigations by any Governmental Body involving any Company Benefit Plan, and no pending or, to the Knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings involving any Company Benefit Plan in any case except as would not be reasonably expected to result in material liability to the Company. The Company does not have any Company Benefit Plan that is maintained in the United States.

(e) Neither the execution of, nor the performance of the Contemplated Transactions will either alone or in connection with any other event(s): (i) result in any material payment becoming due to any current or former employee, director, officer, or independent contractor of the Company, (ii) increase any material amount of compensation or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan, (iv) require any material contribution or payment to fund any obligation under any Company Benefit Plan or (v) limit the right to merge, amend or terminate any Company Benefit Plan.

(f) Section 2.17(f) of the Company Disclosure Schedule sets forth the policy of the Company with respect to accrued vacation, accrued sick time and earned time off and the amount of such liabilities, including regarding bonuses to employees and independent contractors for the last two years, as of the date of this Agreement (in the case of accrued vacation, per employee for those who have more than 44 accrued days). The Company does not have and has not had a policy regarding the payment of bonuses.

(g) The Company is not a party to, is not bound by, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and to the Knowledge of the Company, there is no labor union, labor organization, or similar Person representing or purporting to represent or seeking to represent any employees of the Company. There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity. The Company has paid all required payments, if any, that the Company has been requested to pay to any employers’ association or organization.

(h) Section 2.17(h) of the Company Disclosure Schedule contains a list of all employees of the Company and its Subsidiaries along with the position, the monthly rate of salary of each such employee, whether such employee is full time or part time, is exempt or non-exempt from the Hours of Work and Rest Law, is on leave and if so, the type of leave and expected date of return, visa status (as applicable), date of hire, any incentive payment paid or payable in calendar year 2023 (and whether such incentive is cash or, if not, what other property is due), short-term or temporary basis, vacation entitlement and accrued vacation or paid time-off balance, car entitlement, sick leave entitlement and accrual (if any), and recuperation pay entitlement and accrual, pension entitlements and provident funds (including manager’s insurance, pension fund, education fund and health fund), their respective contribution rates for each component (e.g., severance component, pension savings and disability insurance) and the salary basis for such contributions, severance entitlements (including whether such employee, to the extent employed in the State of Israel, is subject to a Section 14 arrangement under the Severance Pay Law, 5723-1963 (the “Israeli Severance Pay Law” and “Section 14 Arrangement”), and, to the extent such employee is subject to such a Section 14 Arrangement, an indication of whether such arrangement (or other applicable pension arrangement) has been applied to such person from the commencement date of their employment and on the basis of their entire salary including other compensation (e.g., commission), main work location, notice period entitlement, and any other material compensation payable to such employee. Neither the Company nor its Subsidiaries is delinquent in payments to any employees for wages, salaries, commissions or bonuses for services performed as of the date hereof or amounts required by applicable Law to be reimbursed to such employees. The consummation of the Contemplated Transactions will not give rise to any liability of the Company or any of its Subsidiaries for payments related to severance, termination, bonus, accrued vacation or personal time, accrued days of sick pay or any similar payment. No current employee of the Company or any of its Affiliates is or was, during the period of such employment or other service, based in or resident of the United States.

(i) Section 2.17(i) of the Company Disclosure Schedule contains a list of each individual who currently renders services to Company as an independent contractor or consultant (collectively, the “Company Contractors”) and the Company has made available to Parent true and complete copies of each Company Contractors agreement and the last 3 months invoices. The Company has accurately classified each such Company Contractor or former Company Contractor as an independent contractor under all applicable Laws (including for purposes of Taxes and Tax reporting and under the Company Benefit Plans). Except as set forth in Section 2.17(i) of the Company Disclosure Schedule, each Company Contractor can be terminated on notice of thirty days or less to the Company Contractor. According to the Company Contractors’ agreements with the Company, no Company Contractor is entitled to any rights under the applicable labor laws. All current and former Company Contractors have received all their rights to which they are and were entitled according to any applicable Law or Contract with the Company.

(j) The Company is not delinquent in payments to any employees for wages, salaries, commissions or bonuses for services performed as of the date hereof or amounts required by applicable Law to be reimbursed to such employees. The employment seniority for each employee for any employment purposes began as of the date of hire and prior to such date no employment relations existed between any employee and the Company for any matter or purpose. The Company has withheld, paid and reported all amounts required by the Ordinance, the National Insurance Law [Consolidated Version], 5755-1995, and the National Health Insurance Law, 5754-1994 regarding its current and former employees and Company Contractors.

(k) The Company is, and since March 24, 2021 has been, in material compliance with all applicable Laws and agreements (including collective bargaining agreements and extension orders) respecting labor (including consultants), employment, employment practices, and terms and conditions of employment, including proper classification of independent contractors as not being employees. There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company relating to any employee, applicant for employment, consultant, employment agreement or Company Benefit Plan (other than routine claims for benefits).

(l) There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any material claim, charge, grievance or Legal Proceeding against the Company brought by or on behalf of any current or former applicant, employee, independent contractor, subcontractor, leased employee, volunteer, or temporary employee of the Company, alleging violation of any applicable employment Law, agreement or any other claim arising out of such Person’s employment, application for employment or termination of employment, consulting or other relationship with the Company.

(m) At all times since March 24, 2021, the Company has not engaged any employees whose employment would require special licenses or permits by the Company.

(n) The Company’s obligations to provide statutory severance pay to its Israeli employees pursuant to the Israeli Severance Pay Law are fully funded in accordance with Section 14 Arrangements and it is and was implemented properly, from the commencement date of each employee’s employment and on the basis of 8.33% of the employee’s entire salary.

(o) The Company has not been and is not subject to, and none of its employees or consultants benefits from, any collective agreement, extension order (tzavei harchave) or any general contract or arrangement with respect to employment or termination of employment, except those extension orders that apply to all Israeli companies generally.

(p) Each officer of the Company is a party to a confidentiality agreement with the Company; copies of such agreements have previously been delivered, or made available, to Parent.

(q) No group of employees has notified the Company of its intent, or, to the Knowledge of the Company, has any plans, to terminate employment with the Company.

(r) The Company does not have unsatisfied obligations of any nature to any of its former employees or consultants.

2.18 Environmental Matters.

The Company is, and since March 24, 2021 has been, in compliance with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Company or its business. The Company has not received since March 24, 2021 (or prior to that time, which to the Knowledge of the Company is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to the Company or its business. No current or (during the time a prior property was leased or controlled by the Company) prior property leased or controlled by the Company has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of the Company pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions. Prior to the date hereof, the Company has provided or otherwise made available to Parent true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of the Company with respect to any property leased or controlled by the Company or any business operated by it.

2.19 Insurance.

The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each such insurance policy is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since March 24, 2021, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding or informed the Company of its intent to do so.

2.20 No Financial Advisors.

Except as set forth on Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

2.21 Transactions with Affiliates.

(a) Section 2.21(a) of the Company Disclosure Schedule describes any material transactions or relationships, since March 24, 2021, between, on one hand, the Company and, on the other hand, any: (i) executive officer or director of the Company or, to the Knowledge of the Company, any of such executive officer’s or director’s immediate family members, (ii) owner of more than 5% of the voting power of the outstanding Company Ordinary Shares or (iii) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of sub-limb (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b) Section 2.21(b) of the Company Disclosure Schedule lists each shareholders’ agreement, voting agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Ordinary Shares, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, director designation rights or similar rights (collectively, the “Investor Agreements”).

2.22 Anti-Bribery.

Neither of the Company nor any of its directors, officers, employees or, to the Company’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, Sections 291 and 291A of the Israeli Penal Law, 5737-1977 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). The Company is not and since March 24, 2021 has not been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

2.23 Disclaimer of Other Representations or Warranties.

Except as set forth in this Section 2 or in any certificate delivered by the Company to Parent and/or Merger Sub pursuant to this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 10.13(h), except: (i) as set forth in the disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (ii) as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but: (x) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (y) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Due Organization; Subsidiaries.

(a) Parent is a public company duly organized and validly existing under the Laws of the State of Israel and Merger Sub is a company duly organized and validly existing under the laws of the State of Israel, and neither Parent nor Merger Sub is a “breaching company” under the Companies Law, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions to which it is a party. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.

(b) Parent is duly licensed and qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c) The Parent has no Subsidiaries, except for the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule; and neither the Parent nor any of the Entities identified in Section 3.1(c) of the Company Disclosure Schedule owns any share capital of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule. Each of the Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not be reasonably expected to have a Parent Material Adverse Effect.

(d) The Parent is not and has never otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Parent has not agreed and is not obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Parent has not any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents.

Parent has made available to the Company accurate and complete copies of Parent’s and Merger Sub’s Organizational Documents in effect as of the date of this Agreement. Neither Parent nor Merger Sub is in material breach or violation of its respective Organizational Documents.

3.3 Authority; Binding Nature of Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject, with respect to Parent, to receipt of the Required Parent Shareholder Vote and, with respect to Merger Sub, the adoption of this Agreement by Parent in its capacity as sole shareholder of Merger Sub, to perform its obligations hereunder and to consummate the Contemplated Transactions to which it is a party. The Parent Board (at meetings duly called and held) has: (i) determined that the Contemplated Transactions to which it is a party are fair to, advisable and in the best interests of Parent and its shareholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions to which it is a party, including the issuance of Parent Ordinary Shares to the shareholders of the Company pursuant to the terms of this Agreement and the treatment of the Company Options and Company Warrants pursuant to this Agreement; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of Parent vote to approve this Agreement and the Contemplated Transactions, including the issuance of Parent Ordinary Shares to the shareholders of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions to which it is a party are fair to, advisable and in the best interests of Merger Sub and its sole shareholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions to which it is a party; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole shareholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions to which it is a party. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Vote Required.

The affirmative vote of a majority of the votes cast by the holders of the outstanding Parent Ordinary Shares is the only vote of the holders of any class or series of Parent’s outstanding share capital necessary to approve the proposals in Section 5.3(a) (the “Required Parent Shareholder Vote”).

3.5 Non-Contravention; Consents.

Subject to obtaining the Required Parent Shareholder Vote and the filings with the Companies Registrar or all other notices or filings required under the Companies Law with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar or any filings with the Applicable Court, neither: (i) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (ii) the consummation of the Contemplated Transactions to which it is a party, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body the right to challenge the Contemplated Transactions to which it is a party or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject, except as would not reasonably be expected to be material to Parent or its business;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent, except as would not reasonably be expected to be material to Parent or its business;

(d) subject to obtaining the requisite approvals and consents in respect of the Contracts set forth in Section 3.5(d) of the Parent Disclosure Schedule, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent or Merger Sub (except for Permitted Encumbrances).

Except for: (i) the filing with the Companies Registrar and all such other notices or filings with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) the filing of the Nasdaq Notification and receiving the requisite approval from Nasdaq, (iii) or any filings with the Applicable Court and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, neither the Parent nor Merger Sub is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (y) the execution, delivery or performance of this Agreement, or (z) the consummation of the Contemplated Transactions to which it is a party, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. No takeover statute or regulation is applicable to this Agreement, the Merger or any of the other Contemplated Transactions to which it is a party.

3.6 Capitalization.

(a) The authorized Parent Share Capital is 75,000,000 Parent Ordinary Shares, of which 2,703,674 Parent Ordinary Shares have been issued and are outstanding as of the close of business on the Business Day immediately preceding the date of this Agreement. Parent does not hold any of its share capital in its treasury.

(b) All of the outstanding Parent Ordinary Shares have been duly authorized and validly issued and are fully paid and nonassessable. None of the outstanding Parent Ordinary Shares is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Parent Ordinary Shares is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Parent Ordinary Shares. Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Parent Ordinary Shares or other securities.

(c) Except for the Parent Share Plans, Parent does not have any share option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, Parent has reserved 1,020,800 Parent Ordinary Shares for issuance under the Parent Share Plans, of which 7,013 Parent Options are issued and are currently outstanding, with a weighted average exercise price of $166.28, no Parent Ordinary Shares are issuable upon the vesting or settlement of outstanding Parent RSUs, and 1,013,787 Parent Ordinary Shares remain available for future issuance pursuant to the Parent Share Plans. Section 3.6(c) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Equity Award outstanding as of the date of this Agreement: (i) the name of the grantee; (ii) the number of Parent Ordinary Shares subject to such Parent Equity Award at the time of grant; (iii) the number of Parent Ordinary Shares subject to such Parent Equity Award as of the date of this Agreement; (iv) the exercise price (if applicable) of such Parent Equity Award; (v) the date on which such Parent Equity Award was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Parent Equity Award expires; and (viii) (A) the Tax route under which such Parent Equity Award was granted and is currently intended to qualify (pursuant to Section 102 or Section 3(i) of the Ordinance), and (B) for Parent 102 Equity Awards, the date of the applicable corporate approval and the date of deposit of the respective award agreement with the 102 Trustee. The Parent has made available to the Company an accurate and complete copy of the Parent Plans and all share award agreements evidencing outstanding awards granted thereunder. Except as set forth in Section 3.6(c) of the Parent Disclosure Schedule, no vesting of Parent Equity Awards will accelerate in connection with the closing of the Contemplated Transactions.

(d) All Parent Equity Awards granted under Section 102 of the Ordinance were granted under an employee option plan deemed approved, or not rejected within 30 days from filing, by the ITA under the capital gains route of Section 102 of the Ordinance and comply in all respects with the requirements of Section 102 of the Ordinance and qualify for treatment under the capital gain route thereunder, and were duly and timely deposited in accordance with the provisions of Section 102 of the Ordinance with the 102 Trustee and no action has been threatened against Parent (nor is Parent aware of a reasonable basis for an action against Parent) with respect to the failure of Parent to comply with such requirements.

(e) Section 3.6(e) of the Parent Disclosure Schedule lists, as of the date of this Agreement: (i) each holder of issued and outstanding Parent Warrants, (ii) the number and type of shares subject to each Parent Warrant, (iii) the exercise price of each Parent Warrant and (iv) the termination date of each Parent Warrant.

(f) Except for the Parent Warrants, the Parent Share Plans, including the Parent Equity Awards, and as otherwise set forth on Section 3.6(f) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire shares or other securities of Parent; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares or other securities of Parent; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares or other securities of Parent. There are no outstanding or authorized share appreciation, phantom shares, profit participation or other similar rights with respect to Parent.

(g) All outstanding Parent Ordinary Shares, Parent Equity Awards, Parent Warrants and other securities of Parent have been issued and granted in material compliance with: (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

(h) The Parent Pre-Funded Warrants legally bind the Parent and are enforceable against the Parent in accordance with their terms. The Parent Pre-Funded Warrants and the transactions contemplated thereby were duly approved by all required corporate approvals of the Parent.

3.7 SEC Filings; Financial Statements.

(a) Parent has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2021 (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. All material statements, reports, schedules, forms and other documents required to have been filed by Parent or its officers with the SEC have been filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by: (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. Parent has made available to the Company true and complete copies of all correspondences, other than transmittal correspondences, between the SEC, on the one hand, and Parent, on the other, since January 1, 2021, including all SEC comment letters and responses to such comment letters by or on behalf of Parent other than such documents that can be obtained on the SEC’s website at www.sec.gov. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or Nasdaq with respect to the Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or internal investigations pending or threatened, including with regard to any accounting practices of Parent.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with IFRS(except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 6-K of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with IFRS.

(c) Parent’s auditor has at all times since its retention by Parent been: (i) to the Knowledge of Parent, a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder with respect to services provided to Parent.

(d) Parent is in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq. Except as set forth in Section 3.7(d) of the Parent Disclosure Schedule and the Parent SEC Documents, from January 1, 2021 through the date hereof, Parent has not received any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Ordinary Shares on the Nasdaq Capital Market.

(e) Since January 1, 2021, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and to provide reasonable assurance: (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of September 30, 2023, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 20-F or Form 6-K (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure): (A) all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(g) Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.8 Absence of Changes.

Except as set forth on Section 3.8 of the Parent Disclosure Schedule, between the date of the Parent Balance Sheet and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities.

As of the date hereof, neither the Parent nor Merger Sub has any Liability, individually or in the aggregate, whether or not of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under IFRS except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) Liabilities that have been incurred by Parent since the date of the Parent Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of Parent under Parent Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Parent; and (f) Liabilities described in Section 3.9 of the Parent Disclosure Schedule.

3.10 Real Property; Leasehold.

Except as set forth in Section 3.10 of the Parent Disclosure Schedule, the Parent does not own and since January 1, 2021 has not owned any real property. The Parent has made available to Company: (i) an accurate and complete list of all real properties with respect to which the Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Parent and (ii) copies of all leases under which any such real property is possessed (the ” Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. The Parent’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Parent has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.

3.11 Intellectual Property.

(a) Except as set forth on Section 2.12(a) of the Parent Disclosure Schedule, the Parent does not own, license or otherwise have any right, title or interest in any material Intellectual Property Rights.

(b) To the Knowledge of the Parent the operation of the businesses of the Company as currently conducted does not infringe any valid and enforceable Registered IP or misappropriate or otherwise violate any Intellectual Property Right owned by any other Person. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of the Parent, is threatened in writing) against the Parent alleging that the operation of the businesses of the Parent infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person. The Parent has not received any written notice or other written communication alleging that the operation of the business of the Parent infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(c) To the Knowledge of the Parent, the Parent and the operation of the Parent’s business are in substantial compliance with all Laws pertaining to data privacy and data security of any personally identifiable information and sensitive business information (collectively, “Sensitive Data”) except to the extent that such noncompliance has not and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Parent, since January 1, 2021, there have been: (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Parent, (ii) no violations of any security policy of the Parent regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of the Parent or (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of the Parent, or a contractor or agent acting on behalf of the Parent, in each case of (i) through (iv), except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

3.12 Agreements, Contracts and Commitments.

(a) Section 3.12 of the Parent Disclosure Schedule lists the following Parent Contracts in effect as of the date of this Agreement (each, a “Parent Material Contract” and collectively, the “Parent Material Contracts”):

(i) each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Parent Contract containing: (A) any covenant limiting the freedom of the Parent to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(iii) each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $200,000 pursuant to its express terms and not cancelable without penalty;

(iv) each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any entity;

(v) each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Parent or any loans or debt obligations with officers or directors of the Parent;

(vi) each Parent Contract requiring payment by or to the Parent after the date of this Agreement in excess of $200,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any dealer, distributor, joint marketing, alliance, joint venture, cooperation or other agreement currently in force under which the Parent has continuing obligations to market any product, technology or service; or (C) any Contract to license any third party to manufacture or produce any product, service or technology of the Parent or any Contract to sell, distribute or commercialize any products or service of the Parent, in each case, except for Parent Contracts entered into in the Ordinary Course of Business;

(vii) each Parent Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Parent in connection with the Contemplated Transactions;

(viii) each Parent Real Estate Lease;

(ix) each Parent Contract with any Governmental Body;

(x) each Parent Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Parent; or

(xi) any other Parent Contract that is not terminable at will (with no penalty or payment) by the Parent, and (A) which involves payment or receipt by the Parent after the date of this Agreement under any such agreement, contract or commitment of more than $200,000 in the aggregate, or obligations after the date of this Agreement in excess of $200,000 in the aggregate, or (B) that is material to the business or operations of the Parent.

(b) The Parent has delivered or made available to Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. The Parent has not, nor to the Parent’s Knowledge, as of the date of this Agreement has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to the Parent or its business. As to the Parent, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to the Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

3.13 Compliance; Permits.

(a) Parent is in compliance in all material respects with all U.S., Israeli and other applicable Laws, including the FDA regulations adopted thereunder, and any other similar Law administered or promulgated by the FDA or other Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to Parent. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent, threatened against Parent. There is no agreement, judgment, injunction, order or decree binding upon Parent which: (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any acquisition of material property by Parent or the conduct of business by Parent as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Parent holds all required Governmental Authorizations which are material to the operation of the business of Parent as currently conducted (the “Parent Permits”). Section 3.13(b) of the Parent Disclosure Schedule identifies each Parent Permit. Parent is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit. All of the Governmental Authorizations are valid and in full force and effect, except where the invalidity of such Governmental Authorizations or the failure of such Governmental Authorizations to be in full force and effect would not have a Parent Material Adverse Effect; and Parent has not received any notice of proceedings relating to the revocation or modification of any such Governmental Authorizations which, singly or in the aggregate, would reasonably be expected to result in a Parent Material Adverse Effect.

3.14 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Parent, (B) any Parent Associate (in his or her capacity as such) or (C) any of the material assets owned or used by Parent; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 3.14(b) of the Parent Disclosure Schedule, since January 1, 2021, no Legal Proceeding has been pending against Parent that resulted in material liability to Parent.

(c) There is no order, writ, injunction, judgment or decree to which Parent, or any of the material assets owned or used by Parent is subject. To the Knowledge of Parent, no officer of Parent is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or to any material assets owned or used by Parent.

3.15 Tax Matters.

(a)

(i) Each Tax Return required to be filed with any Governmental Body by Parent has been filed when due (taking into account extensions in the ordinary course of business) in accordance with applicable Law, each of which is true, accurate and complete;

(ii) Parent has timely paid to the appropriate Governmental Body all Taxes due and payable;

(iii) Parent has complied with all applicable Law relating to the payment and withholding of any Tax and has, within the time and in the manner prescribed by Law, withheld and paid over to the proper Governmental Body all amounts required to be so withheld and paid over;

(iv) Parent has established adequate accruals or reserves, in accordance with IFRS, for all Taxes for taxable periods beginning on or after the date of the most recent Parent financial statements;

(v) there is no Legal Proceeding against or with respect to Parent in respect of any Tax or any Tax Return and there is no investigation against or with respect to Parent, pending or threatened or otherwise in respect of any Tax or any Tax Return. All deficiencies asserted or assessments made against Parent as a result of any examinations by any Governmental Body have been fully paid;

(vi) Parent has not consented or requested to extend the time, or is the recipient of any extension of time, in which any Tax may be assessed or collected by any Governmental Authority and Parent has not waived any statute of limitations;

(vii) no Governmental Authority in a jurisdiction where no Tax Return has been filed or no Tax has been paid has made or threatened to make a claim for the payment of any Tax or the filing of any Tax Return;

(viii) Except as otherwise provided in Section 3.15(a)(viii) of the Parent Disclosure Schedule, no power of attorney granted by or with respect to Parent for Taxes is currently in force, no ruling with respect to Taxes has been requested by or on behalf of Parent; and no closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or non-U.S. Law has been entered into or requested by or with respect to Parent;

(ix) Parent has provided or made available to the Company prior to the date hereof true, correct and complete copies of all material Tax Returns, examination reports, and statements of deficiencies filed, assessed against, or agreed to by Parent with respect to Taxes and all material written correspondence with any Governmental Authority regarding Taxes;

(x) [Reserved]

(xi) Parent is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(xii) Parent will not be required to include any item of income in, or exclude any item of deduction from, taxable income for (A) any Tax period (or portion thereof), as a result of any deferred foreign income within the meaning of Section 965 of the Code, including, but not limited to, as the result of an election under Section 965(h) of the Code, or (B) any Tax period (or portion thereof) ending after the Closing Date, as a result of any (1) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law); (2) installment sale or other open transaction disposition made on or prior to the Closing Date; (3) prepaid amount, refund or credit received on or prior to the Closing Date; (4) change in accounting method for a taxable period ending on or prior to the Closing Date; (5) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; or (6) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or prior to the Closing Date;

(xiii) all material records which Parent is required to keep for Tax purposes or which would be needed to substantiate any claim made or position taken in relation to Taxes by Parent, have been duly kept and are available for inspection at the premises of Parent;

(xiv) Parent is in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a Governmental Body;

(xv) all of Parent’s property that is subject to property Tax has been properly listed and described on the property Tax rolls of the appropriate Tax jurisdiction and no portion of any Parent’s property constitutes omitted property for property Tax purposes;

(xvi) there are no Liens for Taxes on any of the assets of Parent other than for any Taxes not yet due and payable;

(xvii) Parent has not ever (A) participated or engaged in any transaction listed in Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 5767-2006, promulgated thereunder; (B) taken a tax position that is subject to reporting under Section 131E of the Ordinance; (C) obtained a legal or tax opinion that is subject to reporting under Section 131D of the Ordinance; or (D) performed or been part of any action or transaction that is classified as a “reportable opinion” under Section 67C of the Israeli VAT Law or a “reportable position” under Section 67D of the Israeli VAT Law;

(xviii) Parent is duly registered for the purposes of Israeli value added tax and has complied in all respects with all requirements concerning VAT. Parent (i) has not made any exempt transactions (as defined in the Israeli Value Added Tax Law, 5736-1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) has collected and remitted in a timely manner to the ITA all output VAT which it is required to collect and remit under any applicable Law and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law;

(xix) each of the Parent Share Plans that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance has received a favorable determination or approval letter from or is otherwise approved by or deemed approved by passage of time without objection by, the ITA. All Parent 102 Equity Awards and Parent 102 Shares have been granted and issued, as applicable, in compliance with the applicable requirements of Section 102 of the Ordinance and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the appointment of an authorized trustee, and the due deposit of such securities with the 102 Trustee pursuant to the terms of Section 102 of the Ordinance and the guidance published by the ITA on July 24, 2012, and clarification dated November 6, 2012;

(xx) 409A. The Parent believes in good faith that any “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which the Parent makes, is obligated to make or promises to make, payments (each, a “409A Plan”) complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the guidance thereunder. To the knowledge of the Company, no payment to be made under any 409A Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code.

(xxi) Parent is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963;

(xxii) neither Parent nor any holder of Parent securities is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2;

(xxiii) no independent contractor was, or to the Knowledge of Parent will be, entitled to be considered to be an employee of Parent by any applicable Tax authority; and

(b) Parent has not (nor has it ever had) any (A) place of management, (B) branch, (C) office (or any other place of business), (D) operations or employees, (E) agent with binding authority, or (F) other activities, in each case that gives rise to a permanent establishment or taxable presence which has subjected it to any Tax obligation or to a requirement to file any Tax return in any country other than the country where Parent was organized.

(c) Parent is not, nor at any time has been, engaged in the conduct of a trade or business within the United States within the meaning of Section 864(b) or Section 882(a) of the Code, or considered to be so engaged under Section 882(d) or Section 897 of the Code or, if applicable, considered to have a U.S. permanent establishment as defined under any applicable or relevant bilateral income tax treaty or otherwise.

(d) (i) Parent is not, nor has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among Parent and its Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Closing Date, (ii) Parent has never been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was Parent or any of its Subsidiaries), and (iii) Parent has no liability for the payment of any Tax imposed on any Person (other than Parent) as a transferee or successor.

(e) Parent has never taken a position that could give rise to substantial understatement of income tax within the meaning of Section 6662 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) or has ever been a beneficiary or otherwise participated in any “reportable transaction” as defined in Code Section 6707A(c)(1)) and Treasury Regulation Section 1.6011-4(b)(1).

(f) With the exception of Israeli VAT, Parent is not, nor is required to be, registered as a taxable person for purpose of value added Taxes or any similar indirect Tax.

For purposes of this Section 3.15, each reference to Parent shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent.

3.16 Transactions with Affiliates.

(a) Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s last proxy statement filed in 2023 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K.

(b) Section 3.16(b) of the Parent Disclosure Schedule describes any material transactions or relationships, since January 1, 2021, between, on one hand, the Parent on the other hand, any: (i) executive officer or director of the Parent or, to the Knowledge of the Parent or any of such executive officer’s or director’s immediate family members, (ii) owner of more than 5% of the voting power of the outstanding Parent Share Capital or (iii) to the Knowledge of the Parent, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Parent) in the case of each of sub-limb (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(c) There is no Investor Agreement between the Parent and any holders of Parent Ordinary Shares.

3.17 Employee and Labor Matters; Benefit Plans.

(a) Section 3.17(a) of the Parent Disclosure Schedule is a list of all material Parent Benefit Plans, including, without limitation, each Parent Benefit Plan that provides for change in control, stay or retention, deferred compensation, incentive compensation, pension and severance benefits. “Parent Benefit Plan” means each pension, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment (other than at-will employment offer letters or employment agreement on the Parent’s standard form as may be amended from time to time and other than individual Parent Options or other compensatory equity award agreements made pursuant to the Parent’s standard forms, in which case only representative standard forms of such agreements shall be scheduled) and fringe benefit plan, program, agreement (including collective bargaining agreement and extension order), policy or arrangement (whether written or unwritten, but excluding statutory benefits or benefits mentioned in the Parent’s standard form of employment agreement) for the benefit of any current or former employee, director, officer or independent contractor of the Parent or any of its Subsidiaries or under which the Parent or any of its Subsidiaries has any actual or contingent liability.

(b) As applicable with respect to each material Parent Benefit Plan, the Parent has made available to Company true and complete copies of each material Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten material Parent Benefit Plan, a written description thereof, and all material correspondence to or from any Governmental Body with respect to each Parent Benefit Plan.

(c) Each Parent Benefit Plan has been established, maintained, operated and administered in compliance in all material respects with its terms and all applicable Laws. Each Parent Benefit Plan required to be funded is fully funded, and with respect to Parent Share Plans that are not required by applicable Law to be so fully funded, adequate reserves therefor have been established on the Parent Financials (except for severance pay that is fully funded, and full Section 14 Arrangements apply to all of the Parent’s employees). No material liability or obligation of the Company or any of its Affiliates exists with respect to any Parent Benefit Plan that has not been disclosed in Section 3.17(c) of the Parent Disclosure Schedule. The Parent does not have, and has never had, any employees in the United States.

(d) To the Knowledge of the Parent, there are no pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending or, to the Knowledge of the Parent, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan in any case except as would not be reasonably expected to result in material liability to the Parent. The Parent does not have any Company Benefit Plan that is maintained in the United States.

(e) Neither the execution of, nor the performance of the Contemplated Transactions will either alone or in connection with any other event(s): (i) result in any material payment becoming due to any current or former employee, director, officer, or independent contractor of the Parent, (ii) increase any material amount of compensation or benefits otherwise payable under any Parent Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any material contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan.

(f) Section 3.17(f) of the Parent Disclosure Schedule sets forth the policy of the Parent with respect to accrued vacation, accrued sick time and earned time off and the amount of such liabilities, including regarding bonuses to employees and independent contractors for the last two years, as of the date of this Agreement (in the case of accrued vacation, per employee for those who have more than 44 accrued days). The Parent does not have and has not had a policy regarding the payment of bonuses.

(g) The Parent is not a party to, is not bound by, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and to the Knowledge of the Parent, there is no labor union, labor organization, or similar Person representing or purporting to represent or seeking to represent any employees of the Parent. There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Parent, any union organizing activity, against the Parent. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Parent, any union organizing activity. The Parent has paid all required payments, if any, that the Parent has been requested to pay to any employers’ association or organization.

(h) Section 3.17(h) of the Parent Disclosure Schedule contains a list of all employees of the Parent and its Subsidiaries along with the position, the monthly rate of salary of each such employee, whether such employee is full time or part time, is exempt or non-exempt from the Hours of Work and Rest Law, is on leave and if so, the type of leave and expected date of return, visa status (as applicable), date of hire, any incentive payment paid or payable in calendar year 2023 (and whether such incentive is cash or, if not, what other property is due), short-term or temporary basis, vacation entitlement and accrued vacation or paid time-off balance, car entitlement, sick leave entitlement and accrual (if any), and recuperation pay entitlement and accrual, pension entitlements and provident funds (including manager’s insurance, pension fund, education fund and health fund), their respective contribution rates for each component (e.g., severance component, pension savings and disability insurance) and the salary basis for such contributions, severance entitlements (including whether such employee, to the extent employed in the State of Israel, is subject to a Section 14 arrangement under the Severance Pay Law, 5723-1963 (the “Israeli Severance Pay Law” and “Section 14 Arrangement”), and, to the extent such employee is subject to such a Section 14 Arrangement, an indication of whether such arrangement (or other applicable pension arrangement) has been applied to such person from the commencement date of their employment and on the basis of their entire salary including other compensation (e.g., commission), main work location, notice period entitlement, and any other material compensation payable to such employee. Neither the Parent nor its Subsidiaries is delinquent in payments to any employees for wages, salaries, commissions or bonuses for services performed as of the date hereof or amounts required by applicable Law to be reimbursed to such employees. The consummation of the Contemplated Transactions will not give rise to any liability of the Parent or any of its Subsidiaries for payments related to severance, termination, bonus, accrued vacation or personal time, accrued days of sick pay or any similar payment. No current employee of the Parent or any of its Affiliates is or was, during the period of such employment or other service, based in or resident of the United States.

(i) Section 3.17(i) of the Parent Disclosure Schedule contains a list of each individual who currently renders services to Parent as an independent contractor or consultant (collectively, the “Parent Contractors”) and the Parent has made available to Company true and complete copies of each Parent Contractors agreement and the last 3 months invoices. The Parent has accurately classified each such Parent Contractor or former Parent Contractor as an independent contractor under all applicable Laws (including for purposes of Taxes and Tax reporting and under the Company Benefit Plans). Except as set forth in Section 3.17(i) of the Parent Disclosure Schedule, each Parent Contractor can be terminated on notice of thirty days or less to the Parent Contractor. According to the Parent Contractors’ agreements with the Parent, no Parent Contractor is entitled to any rights under the applicable labor laws. All current and former Parent Contractors have received all their rights to which they are and were entitled according to any applicable Law or Contract with the Parent.

(j) The Parent is not delinquent in payments to any employees for wages, salaries, commissions or bonuses for services performed as of the date hereof or amounts required by applicable Law to be reimbursed to such employees. The employment seniority for each employee for any employment purposes began as of the date of hire and prior to such date no employment relations existed between any employee and the Parent for any matter or purpose. The Parent has withheld, paid and reported all amounts required by the Ordinance, the National Insurance Law [Consolidated Version], 5755-1995, and the National Health Insurance Law, 5754-1994 regarding its current and former employees and Parent Contractors.

(k) The Parent is, and since January 1, 2021 has been, in material compliance with all applicable Laws and agreements (including collective bargaining agreements and extension orders) respecting labor (including consultants), employment, employment practices, and terms and conditions of employment, including proper classification of independent contractors as not being employees. There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of the Parent, threatened or reasonably anticipated against the Parent relating to any employee, applicant for employment, consultant, employment agreement or Parent Benefit Plan (other than routine claims for benefits).

(l) There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any material claim, charge, grievance or Legal Proceeding against the Parent brought by or on behalf of any current or former applicant, employee, independent contractor, subcontractor, leased employee, volunteer, or temporary employee of the Parent, alleging violation of any applicable employment Law, agreement or any other claim arising out of such Person’s employment, application for employment or termination of employment, consulting or other relationship with the Parent.

(m) At all times, the Parent has not engaged any employees whose employment would require special licenses or permits by the Parent.

(n) The Parent’s obligations to provide statutory severance pay to its Israeli employees pursuant to the Israeli Severance Pay Law are fully funded in accordance with Section 14 Arrangements and it is and was implemented properly, from the commencement date of each employee’s employment and on the basis of 8.33% of the employee’s entire salary.

(o) The Parent has not been and is not subject to, and none of its employees or consultants benefits from, any collective agreement, extension order (tzavei harchave) or any general contract or arrangement with respect to employment or termination of employment, except those extension orders that apply to all Israeli companies generally.

(p) Each employee of the Parent is a party to a confidentiality, non-competition and protection of intellectual property agreement with the Parent; copies of such agreements have previously been delivered, or made available, to Parent.

(q) No group of employees has notified the Parent of its intent, or, to the Knowledge of the Parent, has any plans, to terminate employment with the Parent.

(r) The Parent does not have unsatisfied obligations of any nature to any of its former employees or consultants.

3.18 Environmental Matters.

The Company is, and since January 1, 2021 has been, in compliance with all applicable Environmental Laws, which compliance includes the possession by the Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Parent or its business. The Parent has not received since January 1, 2021 (or prior to that time, which to the Knowledge of the Parent is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Parent is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of the Parent, there are no circumstances that would reasonably be expected to prevent or interfere with the Parent’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to the Parent or its business. No current or (during the time a prior property was leased or controlled by the Parent) prior property leased or controlled by the Parent has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of the Parent pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions. Prior to the date hereof, the Parent has provided or otherwise made available to Company true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of the Parent with respect to any property leased or controlled by the Parent or any business operated by it.

3.19 Insurance.

Parent has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent. Each of such insurance policy is in full force and effect and Parent is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2021, Parent has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent for which Parent has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent of its intent to do so.

3.20 No Financial Advisors.

Except as set forth on Section 3.20 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions to which it is a party based upon arrangements made by or on behalf of Parent or Merger Sub.

3.21 Anti-Bribery.

Neither Parent nor any of its directors, officers, employees or, to Parent’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of Anti-Bribery Laws. Parent is not nor has ever been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

3.22 Valid Issuance.

The Parent Ordinary Shares to be issued in the Merger (including the Parent Ordinary Shares issuable upon exercise of the Parent Pre-Funded Warrants) will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.23 Valuation Report of Financial Advisor.

The Parent Board has received the valuation report prepared by E.D.B Consulting and Investments Ltd., and has determined based on the value of the Company estimated therein, that, as of the date of this Agreement and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view to the holders of Parent Ordinary Shares. It is agreed and understood that such valuation report is for the benefit of the Parent Board and may not be relied upon by the Company.

3.24 Disclaimer of Other Representations or Warranties.

Except as set forth in this Section 3 or in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, neither Parent nor Merger Sub makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

4. CERTAIN COVENANTS OF THE PARTIES

4.1 Operation of Parent’s Business.

(a) Except as set forth in Section 4.1(a) of the Parent Disclosure Schedule, as expressly permitted by this Agreement (including the consummation of a Closing Financing), as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”): (i) Parent shall conduct its business and operations in the Ordinary Course of Business subject to and without derogating from any of the Parent’s covenants set forth in Section 4.1(b); (ii) Parent shall conduct its business and operations in compliance in all material respects with all applicable Laws.

(b) Except: (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) for entering into and consummating the Closing Financing, (iv) as required by applicable Law, or (v) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any of its shares or make any other actual, constructive or deemed distribution in respect of the Parent Share Capital, or directly or indirectly acquire, repurchase, redeem or otherwise reacquire any of its shares or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Parent Share Plans and in accordance with their current terms);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any shares or other security of Parent (except for Parent Ordinary Shares issued upon the valid exercise of outstanding Parent Equity Awards or Parent Warrants); (B) any option, warrant or right to acquire any shares or any other security; or (C) any instrument convertible into or exchangeable for any shares or other security of Parent;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, share split, reverse share split, or similar transaction except, for the avoidance of doubt, the Contemplated Transactions and as permitted by this Agreement;

(iv) propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Parent, or elect or appoint any new directors or executive officers of the Parent, except for the transactions contemplated by this Agreement and actions and resolutions adopted in the course of its implementation;

(v) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture, strategic alliance or partnership with any other Entity;

(vi) acquire or agree to acquire (by merger, consolidation or acquisition of s or assets or by any other manner) (1) any business or other Person, or (2) any assets that are material, individually or in the aggregate, to the Parent, or (3) sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets of the Parent, which are material to the Parent;

(vii) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure in excess of the budgeted capital expenditure amounts set forth in Parent operating budget set forth in Section 4.1(b)(vii)of the Parent Disclosure Schedule (the “Parent Budget”); other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement: (i) adopt, terminate, establish or enter into any Parent Benefit Plan; (ii) cause or permit any Parent Benefit Plan to be amended in any material respect; (iii) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to any of its directors, officers or employees except for the payment of annual bonuses according to the targets predetermined for the year end 2023 (including any discretionary component); (iv) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (v) hire, terminate or give notice of termination to any (x) officer or (y) employee whose annual base salary is or is expected to be more than $25,000 per year;

(viii) recognize any labor union, labor organization, or similar Person;

(ix) enter into any material transaction;

(x) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(xi) sell, assign, transfer, license, sublicense or otherwise dispose of any material Parent IP;

(xii) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable (subject to good faith disputes with respect to such Taxes), file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or adopt or change any material accounting method in respect of Taxes;

(xiii) (A) except as otherwise set forth in the Parent Budget, make any expenditures, incur any Liabilities, settle, discharge or satisfy any claims, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or Liabilities, in each case, in amounts that exceed the aggregate amount of the Parent Budget by $200,000, except for any amounts related to claims, litigations, obligations, or Liabilities that are outstanding as of the date of this Agreement, or (B) cancel any material indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $200,000, or (C) give any material discount, accommodation or other concession (other than in the ordinary course of business consistent with past practice) in order to accelerate or induce the collection of any receivable;

(xiv) enter into, engage in or amend any transaction or Contract with any interested parties (Ba’alay Inyan);

(xv) other than as required by Law or IFRS, take any action to change accounting policies or procedures;

(xvi) cancel or fail to in good faith seek to renew any material insurance policies;

(xvii) apply for or accept (x) any Government Grant from the IIA or any other Israeli Governmental Authority, or (y) any material Government Grants from any other Governmental Authority; or

(xviii) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2 Operation of the Company’s Business.

(a) Except as set forth in Section 4.2(a) of the Company Disclosure Schedule, as expressly permitted by this Agreement (including a Closing Financing), as required by applicable Law or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, the Company shall conduct its business and operations: (i) in the Ordinary Course of Business subject to and without derogating from any of the Company’s covenants set forth in Section 4.2(b) ; and (ii) in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except: (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its share capital or make any other actual, constructive or deemed distribution in respect of Company Ordinary Shares, or directly or indirectly acquire, or repurchase, redeem or otherwise reacquire any shares of its share capital or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Company Share Plans in accordance with their current terms);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any share capital or other security of the Company (except for outstanding Company Ordinary Shares issued upon the valid exercise of Company Options); (B) any option, warrant or right to acquire any share capital or any other security, other than award grants to employees and service providers; or (C) any instrument convertible into or exchangeable for any share capital or other security of the Company;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, share split, reverse share split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company, or elect or appoint any new directors or executive officers of the Company, except for the transactions contemplated by this Agreement and actions and resolutions adopted in the course of its implementation;

(v) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture, strategic alliance or partnership with any other Entity;

(vi) acquire or agree to acquire (by merger, consolidation or acquisition of shares or assets or by any other manner) (1) any business or other Person or (2) any assets that are material, individually or in the aggregate, to the Company; or (3) other than in the Ordinary Course of Business, sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets of the Company, which are material to the Company, except for purchases of inventory, services or supplies in the Ordinary Course of Business;

(vii) (A) lend money to any Person (except for the advance of expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

(viii) recognize any labor union, labor organization, or similar Person;

(ix) enter into any material transaction other than in the Ordinary Course of Business;

(x) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(xi) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable (subject to good faith disputes with respect to such Taxes), file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or adopt or change any material accounting method in respect of Taxes;

(xii) enter into, materially amend or terminate any Company Material Contract, except if such execution, amendment or termination is in the Ordinary Course of Business;

(xiii) (A) except in the Ordinary Course of Business, make any expenditures, incur any Liabilities, settle or discharge or satisfy any claims, litigation, obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or Liabilities, or (B) cancel any material indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $200,000, or (C) give any material discount, accommodation or other concession (other than in the Ordinary Course of Business consistent with past practice) in order to accelerate or induce the collection of any receivable;

(xiv) enter into, engage in or amend any transaction or Contract with any interested parties (Ba’alay Inyan), except as required for the consummation of the Closing ;

(xv) other than as required by Law or IFRS, take any action to change accounting policies or procedures;

(xvi) cancel or fail to in good faith seek to renew any material insurance policies;

(xvii) apply for or accept (x) any Government Grant from the IIA or any other Israeli Governmental Authority, or (y) any material Government Grants from any other Governmental Authority;

(xviii) initiate or settle, compromise, or agree to settle any Legal Proceeding; or

(xix) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.3 Access and Investigation.

Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon not less than three (3) Business Days’ notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to hold discussions, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate and; (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Each Party shall provide the other Party with unaudited cash balances promptly after such cash balances are available to such Party, and with a statement of accounts payable of such Party as of the end of each calendar month, promptly after such Party prepares such a statement, all to the extent prepared by and available to such Party.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

4.4 Parent Non-Solicitation.

(a) Parent agrees that during the Pre-Closing Period it shall not, nor shall it authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing. Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent (whether or not such Representative is purporting to act on behalf of Parent) takes any action that, if taken by Parent, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.

(b) If Parent or any Representative of Parent receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than one Business Day after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). Parent shall keep the Company reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement and request the destruction or return of any nonpublic information of Parent provided to such Person.

Nothing in this Section 4.4 shall be deemed to restrict Parent and its Representatives from communications, negotiations and entering into agreements to the extent reasonably necessary for purposes of pursuing and completing for transactions that are specifically authorized by this Agreement, including transactions related to the Closing Financing.

4.5 Company Non-Solicitation.

(a) The Company agrees that, during the Pre-Closing Period, the Company shall not, nor shall it authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing. Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.

(b) If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement and request the destruction or return of any nonpublic information of the Company provided to such Person.

Nothing in this Section 4.5 shall be deemed to restrict Company and its Representatives from communications, negotiations and entering into agreements to the extent reasonably necessary for purposes of pursuing and completing for transactions that are specifically authorized by this Agreement.

4.6 Notification of Certain Matters.

(a) During the Pre-Closing Period, the Company shall promptly notify Parent (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company is commenced, or, to the Knowledge of the Company, threatened against the Company or, to the Knowledge of the Company, any director or officer of the Company; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in the case of sub-limbs (iii) and (iv) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 7 , as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6 or 7, as applicable.

(b) During the Pre-Closing Period, Parent shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent is commenced, or, to the Knowledge of Parent, threatened against Parent or, to the Knowledge of Parent, any director or officer of Parent; (iii) Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Parent to comply with any covenant or obligation of Parent or Merger Sub; in the case of sub-limbs (iii) and (iv) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6 and 8, as applicable.

4.7 Post-Closing Financing

At the Closing, the Parent shall deliver to the Company an amount of $4,250,000 (less any amount due by the Company to the Parent under any loan agreement between the parties), by wire transfer of immediately available funds to an account, the details of which shall be provided by the Company, for the Company’s ongoing capital requirements and operational expenses.

5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Court Approval, Registration Statement and Transaction Report.

(a) As promptly as practicable after the execution and delivery of this Agreement and in accordance with Sections 350 and 351 of the Companies Law, the Company shall submit to the district court of Tel Aviv-Jaffa (the “Applicable Court”) a first motion to convene, in the manner set forth in the Companies Law and the regulations promulgated pursuant to Sections 350 and 351 of the Companies Law and as shall otherwise be ordered by the Applicable Court (the “First Motion Approval”), a shareholders meeting (the “Company Shareholders’ Meeting”) and, if required by the Applicable Court, a Bondholder or creditors meeting (collectively, the “Company Meetings”) for the approval of the terms and conditions of an arrangement between the Company and its shareholders, Bondholders and/or creditors, including the Merger, by a majority representing at least 75% of the votes cast at the Company Meetings (the “Section 350 Vote”), together with a request to exempt from the need to publish a prospectus by reason of Section 15A(a)(3) of the Israeli Securities Law.

(b) As promptly as practicable after the execution of this Agreement, the Parties shall prepare and the Parent shall cause to be filed with the SEC, the Registration Statement. Parent hereby covenants and agrees that the Registration Statement, including any pro forma financial statements included therein (and the letter to shareholders, notice of meeting and form of proxy included therewith), will not, at the time that the Registration Statement or any amendments or supplements thereto is filed with the SEC or declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. The Company hereby covenants and agrees that the information provided by the Company to Parent for inclusion in the Registration Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Registration Statement, if any, based on information provided by the Company or any of their Representatives specifically for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Parent shall use commercially reasonable efforts to cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s shareholders in accordance with the applicable rules and regulations promulgated by the SEC. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, then such Party shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s shareholders.

(c) As promptly as practicable after the execution of this Agreement, the Parties shall prepare, and as soon as practicable after the First Motion Approval, the Company shall cause to be filed with the ISA such notice of the Company Meetings to call, give notice of and hold the Company Meetings, which shall include a transaction report as well as a proxy card (Ktav Hatzbaa) (such notice, transaction report and proxy card, collectively, shall be referred to herein as the “Transaction Report”), in order to obtain the Required Company Approval, in each case for purposes of adopting and approving this Agreement and the Contemplated Transactions, including the Section 350 Vote and the approval of the Restated Company Articles, (collectively, the “Company Approval Matters”). The Company covenants and agrees that the Transaction Report, including any pro forma financial statements included therein (and the letter to shareholders, notice of meeting and form of proxy included therewith), will not, at the time that the Transaction Report or any amendments or supplements thereto is filed with the ISA contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Parent covenants and agrees that the information provided by the Parent to the Company for inclusion in the Transaction Report will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Company makes no covenant, representation or warranty with respect to statements made in the Proxy Transaction Report (and the letter to shareholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Parent or any of their Representatives specifically for inclusion therein. The Parent and its legal counsel shall be given reasonable opportunity to review and comment on the Transaction Report, including all amendments and supplements thereto, prior to the filing thereof with the ISA, and on the response to any comments of the ISA or the TASE on the Transaction Report, prior to the filing thereof with the ISA. Company shall use commercially reasonable efforts to cause the Transaction Report to comply with the applicable rules and regulations promulgated by the ISA and the TASE and to respond promptly to any comments of the ISA, the TASE or its staff. Company covenants and agrees that the Transaction Report will comply in all respects with the requirements of Israeli law. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Parent, Merger Sub or the Company become aware of any event or information that, should be disclosed in an amendment or supplement to the Transaction Report, then such Party shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the ISA and, if appropriate, in mailing such amendment or supplement to the Company’s shareholders.

(d) The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives, with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Registration Statement and/or the Transaction Report or reasonably requested by the other Party to be included in the Registration Statement and or/the Transaction Report.

5.2 Company Meetings.

(a) The Company agrees that:(i) the Company Board shall recommend that the Company’s shareholders and if applicable, the Company’s Bondholders and/or creditors vote to approve the Company Approval Matters and shall use reasonable best efforts to solicit such approval (the recommendation of the Company Board that the Company’s shareholders, creditors or Bondholders (as applicable) vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Company Board Adverse Recommendation Change”).

(b) As part of the notice of the Company Meetings, the Company will deliver to each of its shareholders, and if applicable, creditors and Bondholders, a notice of the meetings, the order of the court to convene the meetings, the application for the approval of the proposed Merger submitted to the court and a proxy card for the vote (the “Proxy Materials”). The Proxy Materials will include a description of the rights of a shareholder to object to the Merger, information on the hearing scheduled before the Applicable Court and the Company Board Recommendation. Following the approval of the Merger by the shareholders and if applicable, creditors and Bondholders, as set forth above, the Company will submit to the Applicable Court a second motion for the approval of the arrangement and the Merger and the order of all actions to be taken in accordance with the Merger, including the exemption from the need to publish a prospectus by reason of Section 15A(a)(3) of the Israeli Securities Law (these approvals when obtained shall be collectively referred to as the “Court Approval”).

(c) The Company’s obligation to solicit the Required Company Approval in accordance with Section 5.2(a) and Section 5.2(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any other Acquisition Proposal.

5.3 Parent Shareholders’ Meeting; Merger Sub Approval.

(a) Promptly as practicable following the date the Registration Statement is declared effective by the SEC under the Securities Act, or later, in case the Parent Board determines, after consultation with its outside counsel that it is likely that there are required changes/amendments to the Registration Statement, Parent shall take all action necessary under applicable Law to call, give notice of and hold the Parent Shareholders’ Meeting for the purpose of seeking approval of (i) this Agreement and the Contemplated Transactions; (ii) to the extent applicable, the adoption of the Restated Parent Articles (which shall include the change of the Parent’s company name); (iii) adoption of the form of Indemnification Agreement, (iv) if not so appointed by the Parent Board, election to the post-Closing Parent Board of the candidates designated by the Company to serve thereon in accordance with Section 5.13 below (provided that (i) if, in accordance with Section 5.13 below, the Company designates two candidates to the post-Closing Parent Board, than one of them shall be appointed or elected for three year term and another for two year term, and (ii) if, in accordance with Section 5.13 below, the Company designates three candidates to the post-Closing Parent Board, than each to be classified to a different class of the Parent Board) and (v) compensation to the directors and officers of the Parent (as of the Pre-Closing Period), all effective upon the Merger (the matters contemplated by this Section 5.3(a) are referred to as the “Parent Shareholder Matters” and such meeting, the “Parent Shareholders’ Meeting).

(b) Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Shareholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Shareholders’ Meeting, or a date preceding the date on which the Parent Shareholders’ Meeting is scheduled, Parent reasonably believes that: (i) it will not receive proxies sufficient to obtain the Required Parent Shareholder Vote, whether or not a quorum would be present, or (ii) it will not have sufficient Parent Ordinary Shares to constitute a quorum necessary to conduct the business of the Parent Shareholders’ Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Shareholders’ Meeting as long as the date of the Parent Shareholders’ Meeting is not postponed or adjourned more than an aggregate of 90 calendar days in connection with any postponements or adjournments.

(c) Parent agrees that: (i) the Parent Board shall recommend that Parent’s shareholders vote to approve the Parent Shareholder Matters, (ii) the Registration Statement shall include a statement to the effect that the Parent Board recommends that Parent’s shareholders vote to approve the Parent Shareholder Matters (the recommendation of the Parent Board with respect to the Parent Shareholder Matters being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) without the Company’s prior written consent (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).

(d) Nothing contained in this Agreement shall prohibit Parent or Parent Board from making any disclosure to the Parent shareholders if the Parent Board determines in good faith, after consultation with its outside legal counsel, that such disclosure is required for the Parent Board to comply with its fiduciary duties to the Parent shareholders under applicable Law.

(e) Without derogating from the above, nothing contained in this Agreement shall prohibit Parent or the Parent Board from: (i) complying with Rule 14d-9 promulgated under the Exchange Act, or (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act.

(f) Promptly after the execution of this Agreement, and in any event within 2 Business Days, Parent, as the sole shareholder of Merger Sub, shall deliver to the Company a unanimous written consent in lieu of a meeting that adopted and approved this Agreement and the Contemplated Transactions.

(g) Parent as the sole shareholder of Merger Sub shall not take any action to rescind the unanimous written consent in lieu of a meeting that adopted and approved this Agreement and the Contemplated Transactions.

5.4 Regulatory Approvals.

(a) Each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the execution of this Agreement, all applications, notices, reports, filings and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

(b) No Party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Body, or the expiration or termination of any waiting period under any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including by agreeing to merge with or acquire any other person or acquire a substantial portion of the assets of or equity in any other person. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Contemplated Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

5.5 Certificate of Merger.

As required under the Companies Law, the Company and Merger Sub shall (and the Parent shall cause Merger Sub to) file any required filings with the Companies Registrar. On the Closing Date and subject to the terms and conditions hereof, the Parties shall cause the Merger to be consummated by obtaining a certificate of merger (the “Merger Certificate”) issued by the Companies Registrar. The Merger shall become effective at such time as the Merger Certificate is issued and delivered by the Companies Registrar.

5.6 Company Options.

(a) Each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Share Plans, whether or not vested (taking into account any acceleration of vesting as a result of the consummation of the Merger), shall be cancelled immediately prior to the Effective Time for no consideration.

(b) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Share Plans and otherwise) to effectuate the provisions of this Section 5.6 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.6.

5.7 Company Warrants.

(a) Each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, shall be cancelled immediately prior to the Effective Time for no consideration.

(b) Prior to the Effective Time, the Company shall take all actions that may be necessary to effectuate the provisions of this Section 5.7 and to ensure that, from and after the Effective Time, holders of Company Warrants have no rights with respect thereto other than those specifically provided in this Section 5.7.

(c) The Company shall use its reasonable best efforts to maintain the effectiveness of the Registration Statement under the Securities Act, including if necessary the filing with and seeking effectiveness from the SEC of a replacement registration statement on an appropriate form, as long as the Pre-Funded Warrants are outstanding following the Closing, for the purpose of registering the issuance of Parent Ordinary Shares upon the exercise of any Parent Pre-Funded Warrants issued, pursuant to the terms of this Agreement.

5.8 TASE De-Listing of Company Ordinary Shares.

Prior to the Effective Time, the Company shall cooperate with Parent and use commercially reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the TASE to enable the de-listing of the Company Ordinary Shares from the TASE under the Israeli Securities Law effective as of the Effective Time.

5.9 Additional Agreements.

The Parties shall (a) use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Company to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (ii) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract (with respect to Contracts set forth in Section 2.5(d) of the Company Disclosure Schedule) to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

5.10 Disclosure.

The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Parent Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to Parent Associates or Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Parent SEC Documents and/or Company TASE Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by any Law; and (c) a Party need not consult with the other Party in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Board Adverse Recommendation Change, as applicable.

5.11 Listing.

Parent shall use its commercially reasonable efforts, to the extent required by the rules and regulations of Nasdaq (including pursuant to any applicable discretion afforded to Nasdaq under such rules and regulations), to prepare and submit to Nasdaq a notification form for the listing of the Parent Ordinary Shares to be issued in connection with the Contemplated Transactions (including the Parent Ordinary Shares issuable upon the exercise of the Parent Pre-Funded Warrants) (the “Nasdaq Notification”). The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Notification, and promptly furnish to Parent all information concerning the Company and its shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.11.

5.12 Tax Matters.

The Parties will cooperate in preparing and filing all Tax Returns of the Company that are required to be filed for any taxable periods ending on or before the Closing Date. All such Tax Returns will be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as required by applicable Law.

5.13 Directors and Officers.

The Parties shall take all necessary action so that immediately after the Effective Time, (a) the post-Closing Parent Board shall be comprised of at least five and not more than seven directors; whereby (b) the Company shall have the right to designate two members to the post-Closing Parent Board, if the post-Closing Parent Board is comprised of five or six directors, or three members, if the post-Closing Parent Board is comprised of seven directors; provided that at least one shall be an independent director (as defined under the Nasdaq listing rules) and if so required (based on the advice of counsel) in order to meet such condition, such director shall be acceptable by the Company but appointed by the Parent Board; (c) one designated member shall be mutually agreed between the Company and the Parent (initially being Mr. Amitai Weiss); (d) the Parent shall designate the remaining directors (the “Company Designees and the “Parent Designees”, respectively) and (e) the Persons designed by the Parent Board shall be appointed to the positions of officers of Parent, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law.

5.14 Termination of Certain Agreements and Rights.

The Company shall cause any Investor Agreements (excluding the Company Shareholder Support Agreements) to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Company, Parent or the Surviving Company, as the case may be.

5.15 Cooperation.

Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.

5.16 Allocation Certificates; Ownership Certificate.

(a) The Company will prepare and deliver to Parent at least ten Business Days prior to the Closing Date a certificate signed by the chief financial officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time): (i) each record holder of Company Ordinary Shares, Company Options or Company Warrants, (ii) such record holder’s name and address, (iii) the number of Company Ordinary Shares held and/or underlying the Company Options or Company Warrants as of the Effective Time for such holder (the “Company Outstanding Shares Certificate”).

(b) Parent will prepare and deliver to the Company at least ten Business Days prior to the Closing Date a certificate signed by the chief financial officer of Parent in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time: (i) each record holder of Parent Ordinary Shares, Parent Equity Awards or Parent Warrants, (ii) such record holder’s name and address, (iii) the number of Parent Ordinary Shares held and/or underlying the Parent Equity Awards or Parent Warrants as of the Effective Time for such holder (the “Parent Outstanding Shares Certificate”).

(c) Parent will deliver to the Company at least ten Business Days prior to the Closing Date either (i) an ownership certificate, issued by a TASE member, confirming Parent’s ownership of the Company Ordinary Shares on the date of issuance thereof, together with a confirmation of the chief financial officer of Parent that no changes in Parent’s ownership of the Company Ordinary Shares were made since such ownership certificate was issued, or (ii) a certificate signed by the chief financial officer of Parent confirming that on the date of issuance thereof Parent does not own any Company Ordinary Shares, all in a form reasonably acceptable to the Company (a certificate provided under this Section 5.16(c) – the “Parent Ownership Certificate”). Following the issuance of the Parent Ownership Certificate and up to the Closing Date, the Parent shall not dispose of or acquire Company Ordinary Shares.

5.17 Company Financial Statements.

(a) As promptly as reasonably practicable following the date of this Agreement: (i) the Company will furnish to Parent audited financial statements for the fiscal years ended 2022 and 2021, and to the extent necessary to be included in the Registration Statement, for the fiscal year ended 2023, translated into English for inclusion in the Registration Statement (the “Company Audited Financial Statements”); (ii) the Company will furnish to Parent unaudited interim financial statements, translated into English for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”); and (iii) the Company will furnish to Parent any such additional information or documents reasonably required by Parent, after consulting with its independent auditors, for compliance with Regulation S-X. The Company hereby covenants that each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

(b) Following the Closing, the financial statements shall be audited in accordance with the auditing standards of the U.S. Public Company Accounting Oversight Board (“PCAOB”) by a PCAOB qualified auditor.

5.18 Shareholder Litigation.

Prior to the Closing, Parent shall conduct and control the settlement and defense of any shareholder litigation against Parent or any of its directors relating to this Agreement or the Contemplated Transactions; provided that (i) Parent shall keep the Company reasonably apprised of any material developments in connection with any such shareholder litigation, (ii) Parent shall consult with the Company in connection with the defense and settlement of any such shareholder litigation and (iii) any settlement or other resolution of any such shareholder litigation shall be subject to the approval of the Company, which approval shall not be unreasonably withheld, delayed or conditioned.

5.19 Certain Adjustments.

Parent and the Company shall discuss and agree the terms of any reverse split of the Parent Ordinary Shares.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 No Restraints.

No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.2 Shareholder Approval.

(a) Parent shall have obtained the Required Parent Shareholder Vote and (b) the Company shall have obtained the Required Company Approval.

6.3 Court Approval.

The Court Approval shall have been obtained in accordance with the Companies Law, including after obtaining the Required Company Approval, in accordance with Sections 350 and 351 of the Companies Law and exempting among others, the Parent from the requirement to publish a prospectus in Israel.

6.4 Tax Rulings.

The Company shall have received the Withholding Tax Ruling and the 104H Ruling, in the forms reasonably acceptable on the Parties.

6.5 Certificate of Merger.

The Company and Merger Sub shall have received the Merger Certificate from the Companies Registrar.

6.6 No Legal Prohibition.

No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any order that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

6.7 Bonds’ Trustee.

Not less than seven (7) Business Days prior to the Closing, the Company and the Parent shall provide the Bonds’ Trustee, to the extent not reported by the Company on an immediate report filed with the TASE, with (a) a written confirmation that no reasonable concern exists that due to the Merger the Company and the Parent as the absorbing company, will be unable to perform all and any obligations to the Bond holders under the terms of the Series B Bonds and the Bonds Trust Deed, and (b) a written confirmation that as a result of the Merger, no pledges that are inconsistent with the Company’s obligations under the Bonds Trust Deed regarding the creation of certain pledges, will be assigned to the Company.

6.8 Registration Statement.

The Registration Statement will have been declared effective and continue to be effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement will be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement will have been initiated or be threatened by the SEC.

7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations.

The Company Fundamental Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date) other than, with respect to the representations and warranties set forth in Section 2.6, for inaccuracies that are de minimis in nature and amount as of such date. The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except: (i) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), and (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance of Covenants.

The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3 Documents.

Parent shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the chief executive officer or chief financial officer of the Company certifying: (i) that the conditions set forth in Sections 7.1, 7.2, 7.4 and 7.5 have been duly satisfied and (ii) that the information set forth in the Company Allocation Schedule and the Company Outstanding Shares Certificate delivered by the Company in accordance with Section 1.8(b) and Section 5.16(a) is true and accurate in all respects as of the Closing Date; and

(b) the Company Allocation Schedule and the Company Outstanding Shares Certificate.

7.4 No Company Material Adverse Effect.

Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.5 Termination of Investor Agreements.

The Investor Agreements shall have been terminated.

8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations.

The Parent Fundamental Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date) other than, with respect to the representations and warranties set forth in Section 3.6, which shall be true and correct as of the Closing Date except for inaccuracies that are de minimis in nature and amount as of such date. The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), and (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants.

Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3 Documents.

The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the chief financial officer of Parent certifying that the conditions set forth in Sections 8.1, 8.2 and 8.4 have been duly satisfied; and

(b) the Parent Outstanding Shares Certificate; and

(c) the Parent Ownership Certificate.

8.4 No Parent Material Adverse Effect.

Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

8.5 Parent Net Cash.

Parent and the Company have agreed in writing upon the calculation of the Parent Net Cash, or the Accounting Firm has delivered its determination with respect to the calculation of the Parent Net Cash, in each case pursuant to Section 1.6, and the Parent Net Cash shall be no less than $4,250,000 (less any amount owned by the Company to the Parent under any loan agreement between the parties) and the sum of $4,250,000 (less any amount owned by the Company to the Parent under any loan agreement between the parties), in accordance with Section 4.7 shall have been transferred and cleared to the Company’s designated bank account.

8.6 Listing.

The Parent Ordinary Shares shall remain listed on Nasdaq and shall not be subject to a delisting notice from Nasdaq that will not be cured by the Contemplated Transactions. The Nasdaq Notification shall have been accepted and approved (subject to official notice of issuance).

8.7 Directors and Officers.

(i) The Parent shall have appointed, effective as of the Effective Time in accordance with Section 5.13, to the Parent Board all Persons designated by the Company to the Parent Board and all such Persons shall receive an executed Indemnification Agreement with Parent in the form of Exhibit F, and (ii) Parent shall have appointed the Persons designated by the Company to the positions of officers of Parent, as set forth therein, to serve in such positions effective as of the Effective Time in accordance with Section 5.13; all until successors are duly appointed and qualified in accordance with applicable Law and Restated Parent Articles.

9. TERMINATION

9.1 Termination.

This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Company Approval Matters and whether before or after approval of the Parent Shareholder Matters by Parent’s shareholders, unless otherwise specified below):

(a) at any time prior to the Effective Time, by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Contemplated Transactions shall not have been consummated by August 30, 2024, which can be extended by mutual consent of the Parent and the Company by additional periods (subject in either case to possible extension by agreement between the Parties, the “End Date”);

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by either Parent or the Company if: (i) the Parent Shareholders’ Meeting (including any adjournments and postponements thereof) and/or the Company Meetings shall have been held and completed and the Parent’s and/or the Company’s shareholders and/or the Company’s Bondholders or creditors (if applicable), shall have taken a final vote on the Parent Shareholder Matters or the Company Approval Matters, as applicable and (ii) the Parent Shareholder Matters or the Company Approval Matters, as applicable, shall not have been approved at the Parent Shareholders’ Meeting or the Company Meetings, as applicable (or at any adjournment or postponement thereof), by the Required Parent Shareholder Vote or the Required Company Approval, as applicable; provided, that Parent or the Company may not terminate this Agreement pursuant to this Section 9.1(d) if its breach of its obligations under this Agreement was the principal factor contributing to the failure to have obtained the approval of the Parent Shareholder Matters at the Parent Shareholders’ Meeting or of the Company Approval Matters at the Company Meetings, as applicable (including any adjournments and postponements thereof), provided, however, that Parent shall not be deemed in breach of its obligations under this Agreement in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement or otherwise delayed such declaration and as a result Parent did not have sufficient time to solicit votes;

(e) by the Company (at any time prior to the approval of the Parent Shareholder Matters by the Required Parent Shareholder Vote) if a Parent Triggering Event shall have occurred;

(f) by Parent (at any time prior to the Required Company Approval being obtained) if a Company Triggering Event shall have occurred;

(g) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the expiration of a 30 calendar day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(g) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);

(h) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30 calendar day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or

(i) by Company, if the Parent Net Cash is less than $4,250,000 (less any amount owned by the Company to the Parent under any loan agreement between the parties), by the End Date.

(j) by Parent, if the Company Audited Financial Statements have not been provided by the Company to Parent within 45 calendar days immediately following the date hereof.

9.2 Notice of Termination; Effect of Termination.

Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.1, Section 5.10, Section 9.3, Section 10 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the Parties set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

9.3 Expenses.

(a) Except as set forth in this Section 9.3(a), all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated (including any attorney’s, accountant’s, financial advisor’s or finder’s fees); provided that (i) Parent shall pay all fees and expenses incurred in relation to the drafting, printing and filing with the SEC of the Registration Statement and any amendments and supplements thereto and paid to a financial printer or the SEC, and (ii) drafting, printing and filing with the ISA of the Transaction Report and any amendments and supplements thereto. It is understood and agreed that all fees and expenses incurred or to be incurred by the Company in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by the Company and that it is understood and agreed that all fees and expenses incurred or to be incurred by Parent in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by Parent.

(b) Each of the Parties acknowledges that: (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such amount is payable.

10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties.

The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2 Amendment.

This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Parent at any time (whether before or after obtaining the Required Company Approval or before or after obtaining the Required Parent Shareholder Vote); provided, however, that after any such approval of this Agreement by a Party’s shareholders, no amendment shall be made which by Law requires further approval of such shareholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission.

This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Israel, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the courts located in Tel Aviv, Israel; and (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5.

10.6 Attorneys’ Fees.

In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability.

This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

10.8 Notices.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. Israel time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

SciSparc Ltd.

20 Raul Wallenberg Street, Tower A

Tel Aviv, Israel, 6971916

Attention: Oz Adler

Email: oz@scisparc.com

with a copy to (which shall not constitute notice):

Meitar | Law Offices

16 Abba Hillel Rd.

Ramat Gan 5250608, Israel

Tel: (+972) (3) 610-3100

Attention: Dr. Shachar Hadar

Email: shacharh@meitar.com

And

Sullivan & Worcester LLP

1633 Broadway

New York, NY 10019

Tel: (212) 660-3000

Attention: Oded Har-Even, Esq., Howard E. Berkenblit, Esq

Email: ohareven@sullivanlaw.com, hberkenblit@sullivanlaw.com if to the Company:

AutoMax Motors Ltd.

15 HaRechavim St., Jerusalem

Attention: Tomer Levi

Email: tomer@automax.co.il

with a copy to (which shall not constitute notice):

Lipa Meir & Co. Law Office

2 Weizmann ST.

Tel -Aviv 6423902, Israel

Tel: +973 (3) 6070600

Attention: Gregory Irgo, Adv.

Email: gregory@lipameir.co.il

And

Greenberg Taurig, P.A.

One Azrieli Center

Round Tower, 30th floor

132 Menachem Begin Rd, Tel Aviv 6701101, Israel

Attention: David A. Huberman

Email: David.Huberman@gtlaw.com

10.9 Cooperation.

Each Party agrees to cooperate fully with the other Parties and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Parties to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10 Severability.

Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11 Other Remedies; Specific Performance.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.12 No Third Party Beneficiaries.

Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13 Construction.

(a) References to “cash,” “dollars” or “$” are to U.S. dollars.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive.

(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(f) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations, and statutory instruments issued or related to such legislations.

(g) The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h) The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement.

(i) Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (Israel time) on the date that is two calendar days prior to the date of this Agreement: (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system and/or disclosed in the Company TASE Documents filed with the ISA prior to the date hereof and publicly made available.

(j) Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Friday, Saturday, or any date on which banks in Tel Aviv, Israel are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

SCISPARC LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Chief Executive Officer

SCISPARC MERGER SUB LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Director

AUTOMAX MOTORS LTD.

By:	/s/ Tomer Levy
Name:	Tomer Levy
Title:	Director

By:	/s/ Yaarah Alfi
Name:	Yaarah Alfi
Title:	Chief Financial Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

Exhibit 99.2

Execution Copy

SHAREHOLDER SUPPORT AGREEMENT

This Shareholder Support Agreement, dated as of April 10, 2024 (this “Agreement”), is entered into by and among SciSparc Ltd., an Israeli limited company (the “Parent”) and each of the shareholders of AutoMax Motors Ltd. (the “Company”) listed on Schedule I hereto (the “Shareholders”).

W I T N E S S E T H:

WHEREAS, Parent, SciSparc Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company are concurrently with this Agreement entering into that certain Agreement and Plan of Merger a copy of which was provided to the Shareholders (the “Merger Agreement”), pursuant to which, among other things, at the Effective Time, Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company and a wholly owned subsidiary of Parent on the terms and conditions set forth in the Merger Agreement (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and by way of a court approved arrangement between the Company and its shareholders and, if applicable, its creditors and bondholders, in accordance with the provisions of Sections 350 and 351 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “Companies Law”);

WHEREAS, each Shareholder, as of the date hereof, holds or Beneficially Owns its Existing Shares; and

WHEREAS, as a condition and material inducement to the Parent’s willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Merger, the Shareholders have agreed to enter into this Agreement, pursuant to which the Shareholders are agreeing, among other things, to vote all of their Covered Shares in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

GENERAL

Section 1.1 Defined Terms. Each of the following capitalized terms, as used in this Agreement, shall have the meaning set forth below next to such term. Each capitalized term used but not otherwise defined in this Agreement shall have the meaning ascribed thereto in the Merger Agreement.

(a) “Beneficial Ownership” the ownership of Company Shares, including Company Shares of which a Shareholder directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares the power to vote or direct the voting of, or the power to dispose or to direct the disposition of, such Company Shares.

(b) “Company Shares” means ordinary shares, par value NIS 0.05 per share, of the Company.

(c) “Covered Shares” means each Shareholder’s Existing Shares, together with any Company Shares or other voting share capital of Company issuable upon the conversion, exercise or exchange of securities that are, as of the relevant date, convertible into or exercisable or exchangeable for Company Shares or other voting share capital of Company, and any other Company Shares or other voting share capital of Company, in each case that such Shareholder has or acquires Beneficial Ownership of on or after the date hereof and prior to the termination of this Agreement (including by means of purchase, dividend or distribution, or upon the exercise of any stock options, warrants or other rights).

(d) “Existing Shares” means the Company Shares Beneficially Owned by such Shareholder as of the date hereof. Each Shareholder represents and warrants that all of the Existing Shares owned by such Shareholder are as set forth in Exhibit B hereto.

(e) “Expiration Date” means any date upon which the Merger Agreement is validly terminated (for any reason) in accordance with its terms.

(f) “Permitted Transfer” means a Transfer of Covered Shares by any Shareholder to a Permitted Transferee, provided that (i) the transferee remains a Permitted Transferee of such Shareholder at all times following such Transfer until the termination of this Agreement in accordance with Section 5.1 hereof; provided further, that prior to the effectiveness of such Transfer (A) written notice of such Transfer is delivered to Parent in accordance with Section 5.4, and (B) such transferee executes and delivers to the Parent a joinder to this Agreement in the form attached hereto as Exhibit A, pursuant to which such transferee agrees to assume all of such Shareholder’s obligations hereunder in respect of the securities subject to such Transfer and to be bound by the terms of this Agreement, with respect to the securities subject to such Transfer, to the same extent as such Shareholder is bound hereunder and to make each of the representations and warranties in respect of the securities Transferred as such Shareholder shall have made hereunder (the “Joinder Agreement”).

(g) “Permitted Transferee” means transfers of a Shareholder’s Covered Shares as bona fide charitable contributions, gifts or donations, (ii) transfers or dispositions of a Shareholder’s Covered Shares to an immediate family member of such Shareholder or to any trust for the direct or indirect benefit of the Shareholder or the immediate family of such Shareholder, (iii) transfers or dispositions of a Shareholder’s Covered Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of such Shareholder, (iv) if a Shareholder is a partnership, limited liability company, corporation or other entity, transfers of such Shareholder’s Covered Shares to the shareholders, partners (general or limited), members, managers, other equity holders or affiliates of such Shareholder, as applicable, or to the estates of any such shareholders, partners, members, managers, other equity holders or affiliates, or to another corporation, partnership, limited liability company or other entity that controls, is controlled by or is under common control with such Shareholder or with any of such Shareholder’s partners, members, managers or other equity holders or affiliates (v) transfers that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement, (vi) transfers or dispositions not involving a change in beneficial ownership, and (vii) if a Shareholder is a trust, transfers or dispositions to any beneficiary of such Shareholder or the estate of any such beneficiary.

(h) “Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate, convey any legal or beneficial interest in, or otherwise dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any Contract or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation, conveyance of any direct or indirect legal or beneficial interest in, or other disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise) the Covered Shares.

2

ARTICLE II

VOTING

Section 2.1 Agreement to Vote.

(a) Each Shareholder hereby irrevocably and unconditionally agrees that during the period beginning on the date hereof and ending upon the termination of this Agreement in accordance with its terms, at any meeting of the Company’s Shareholders, however called, including any adjournment or postponement thereof, such Shareholder shall, in each case, to the fullest extent that such matters are submitted for the vote of the Company Shareholders and that the Covered Shares are entitled to vote thereon or consent thereto:

(i) appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present for purposes of calculating a quorum; and

(ii) vote (or cause to be voted), in person or by a proxy covering all of its Covered Shares (A) in favor of (1) the approval of the Merger and the other transactions contemplated by the Merger Agreement; (2) any action in connection with the Merger and the Contemplated Transactions; or (3) any proposal to adjourn or postpone to a later date any meeting of the Company’s Shareholders at which any of the foregoing matters of this Section 2.1(a)(ii) are submitted for consideration and vote of the Company Shareholders if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, and (B) against (1) any Acquisition Proposal or Acquisition Inquiry; (2) any other action, proposal, transaction or agreement involving Company that is intended or would reasonably be expected to have the effect of frustrating the purposes of the Merger or preventing, impeding, interfering with, delaying, postponing or impairing the ability of the Company, Parent or Merger Sub to consummate the Merger or any other transaction contemplated by the Merger Agreement; or (3) any action or Contract that would be expected to result in any condition to the consummation of the Merger set forth in Sections 6, 7 or 8 of the Merger Agreement not being fulfilled on or prior to the End Date. No Shareholder shall enter into any Contract with any Person prior to the termination of this Agreement to vote in any manner inconsistent herewith.

(b) Any vote required to be cast or consent required to be executed pursuant to this Section 2.1 shall be cast (or consent shall be given if legally valid) by such Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining whether a quorum is present.

(c) Except as explicitly set forth in this Section 2.1, nothing in this Agreement shall limit the right of each Shareholder to vote in favor of, against or abstain with respect to any other matters presented to the Company Shareholders.

(d) The obligations of each Shareholder specified in this Section 2.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Company of any Acquisition Proposal, Acquisition Inquiry or by any Company Board Adverse Recommendation Change.

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Section 2.2 Grant of Irrevocable Proxy; Appointment of Proxy.

(a) From and after the date hereof until the Expiration Date, each Shareholder hereby irrevocably and unconditionally grants to, and appoints, the Parent as such Shareholder’s proxy and attorney-in-fact (with full power of substitution) in accordance with the Companies Law, for and in the name, place and stead of such Shareholder, to attend any and all meetings of the Company’s Shareholders and to vote or cause to be voted (including by proxy) the Covered Shares in accordance with this Agreement; provided that each Shareholder’s grant of the proxy contemplated by this Section 2.2 shall be effective if, and only if, such Shareholder has failed to act in accordance with such Shareholder’s obligations as to voting pursuant to Section 2.1 of this Agreement by delivering to Company at least 5 business days prior to the meeting at which any of the matters described in Section 2.1 are to be considered, a duly executed irrevocable proxy card directing that the Covered Shares of such Shareholder be voted in accordance with this Agreement.

(i) Each Shareholder hereby represents that any proxies heretofore given in respect of the Covered Shares, if any, are revocable, and hereby revokes all such proxies.

(ii) Each Shareholder hereby affirms that the irrevocable proxy set forth in Section 2.2, if it becomes effective, is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. The parties hereby further affirm that the irrevocable proxy, if it becomes effective, is coupled with an interest and is intended to be irrevocable until the Expiration Date, at which time it will terminate automatically, at which time any underlying appointment shall automatically be revoked and rescinded and of no force and effect, in each case without further action by any party. The proxy granted by the Shareholders herein shall survive the dissolution, bankruptcy, death or incapacity of any Shareholder. If for any reason any proxy granted herein is not irrevocable after it becomes effective, then the Shareholder granting such proxy agrees, until the Expiration Date, to vote, or to cause the holder of record on any applicable record date to vote, the Covered Shares in accordance with this Agreement. The parties agree that the foregoing is a voting agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Each Shareholder. Each Shareholder hereby represents and warrants to Parent and the Company, as of the date hereof, and at all times during the term of this Agreement, as follows:

(a) Authorization. Such Shareholder has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by such Shareholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of such Shareholder and no other actions or proceedings on the part of such Shareholder are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against it in accordance with its terms (except to the extent that enforceability may be limited by the Enforceability Exceptions).

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(b) Ownership. Such Shareholder’s Existing Shares are, and all Covered Shares of such Shareholder from the date hereof through and on the Closing Date will be, Beneficially Owned and owned of record by such Shareholder or by a Permitted Transferee. Except as set forth in Schedule 3.1(b), such Shareholder has good and valid title to such Shareholder’s Existing Shares, free and clear of any Encumbrances (except for transfer restrictions arising under securities Laws). Except as set forth in Schedule 3.1(b1), other than the Existing Shares, as of the date hereof such Shareholder does not Beneficially Own or own of record: (i) any securities of Company convertible into or exchangeable or exercisable for shares of the share capital or other voting securities or equity interests of Company; (ii) any warrants, calls, options or other rights to acquire from Company any share capital, voting securities, equity interests or securities convertible into or exchangeable or exercisable for share capital or voting securities of Company, or any stock appreciation rights; (iii) “phantom” stock rights, performance units or other rights to receive Company Shares (or cash or other economic benefit in respect thereof) on a deferred basis; or (iv) other rights that are linked to the value of Company Shares. As of the date hereof, such Shareholder’s Existing Shares constitute all of the Company Shares that are Beneficially Owned or owned of record by such Shareholder. Such Shareholder has and will have at all times through the Effective Time sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in ARTICLE II and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder’s Existing Shares and with respect to all of the Covered Shares owned by such Shareholder at all times through the Effective Time. Each Shareholder hereby represents that all proxies, powers of attorney, instructions or other requests given by such Shareholder prior to the execution of this Agreement in respect of the voting of such Shareholder’s Covered Shares, if any, are revocable by such Shareholder at any time.

(c) No Violation. The execution, delivery and performance of this Agreement by such Shareholder does not and will not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof do not and will not (in each case, whether with or without notice or lapse of time, or both):

(i) violate, conflict with or result in the breach of any provision of the Organizational Documents of such Shareholder (to the extent such Shareholder is not a natural Person);

(ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in any (or the right to make any) modification of or the cancellation or loss of a benefit under, require any notice, consent or action under, or otherwise give any Person the right to terminate, accelerate obligations under or receive payment or additional rights under, or constitute a default under, any Contract to which such Shareholder is a party or by which it is bound;

(iii) require any consent of, approval, authorization or permit of, filing with or license from or registration, declaration or notification to any Governmental Body (except for filings, if any, under the Israeli Securities Law, 5728-1968 or the Companies Law); or

(iv) violate or conflict with any Law applicable to such Shareholder or by which any of such Shareholder’s assets or properties is bound.

Except under the Organizational Documents of Company and as set forth by such Shareholder’s name in Exhibit B, such Shareholder’s Existing Shares are not, with respect to the voting or Transfer thereof, subject to any other Contract (other than a Contract for Transfer of Existing Shares to a Permitted Transferee), including any voting agreement, shareholders agreement, irrevocable proxy or voting trust.

(d) Absence of Litigation. There is no Legal Proceeding pending or, to the knowledge of such Shareholder, threatened by, against, involving or affecting such Shareholder or the Covered Shares, that would reasonably be expected to impair the ability of such Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(e) Reliance by the Parent. Such Shareholder understands and acknowledges that the Parent is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Shareholder and the representations, warranties, covenants and agreements of such Shareholder contained herein and that the same are a material inducement thereto. Such Shareholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated by the Merger Agreement.

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(f)  Independent Advice. Such Shareholder has carefully reviewed the Merger Agreement, the other documentation relating to the Merger and other transactions contemplated in the Merger Agreement referred to therein and this Agreement and has had an opportunity to discuss the Merger Agreement, such other documentation and this Agreement with an attorney of his, her or its own choosing.

Section 3.2 Representations and Warranties of the Parent. The Parent hereby represents and warrants to the Shareholders, as of the date hereof, and at all times during the term of this Agreement, as follows:

(a) Authorization. The Parent has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Parent of this Agreement, the performance by the Parent of its obligations hereunder and the consummation by the Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Parent and no other actions or proceedings on the part of the Parent are necessary to authorize the execution and delivery by the Parent of this Agreement, the performance by the Parent of its obligations hereunder or the consummation by the Parent of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Parent and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of the Parent, enforceable against the Parent in accordance with its terms (except to the extent that enforceability may be limited by the Enforceability Exceptions).

(b) No Violation. The execution, delivery and performance of this Agreement by the Parent does not and will not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof do not and will not (in each case, whether with or without notice or lapse of time, or both):

(i) violate, conflict with or result in the breach of any provision of the Organizational Documents of the Parent;

(ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in any (or the right to make any) modification of or the cancellation or loss of a benefit under, require any notice, consent or action under, or otherwise give any Person the right to terminate, accelerate obligations under or receive payment or additional rights under, or constitute a default under, any Contract to which the Parent is a party or by which the Parent is bound;

(iii) require any consent of, approval, authorization or permit of, filing with or license from or registration, declaration or notification to any Governmental Entity (except for filings, if any, under the Exchange Act, the Israeli Securities Law, 5728-1968 or the Companies Law); or

(iv) violate or conflict with any Law applicable to the Parent or by which any of the Parent’s assets or properties is bound.

(c) Absence of Litigation. There is no Legal Proceeding pending or, to the knowledge of the Parent, threatened by, against, involving or affecting the Parent that would reasonably be expected to impair the ability of the Parent to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

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ARTICLE IV

OTHER COVENANTS

Section 4.1 No Solicitation. Each Shareholder shall not (a) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding any Acquisition Proposal of the Company, (b) furnish to any Person other than the Company or Parent any non-public information that could reasonably be expected to be used for the purposes of formulating any Acquisition Proposal of the Company, or (c) enter into any letter of intent, agreement in principle or other similar type of agreement relating to any Acquisition Proposal of Company. If prior to the Expiration Date, any Shareholder receives an Acquisition Proposal, then such Shareholder will promptly notify the Company.

Section 4.2 Prohibition on Transfers; Other Actions. During the term of this Agreement, each Shareholder hereby agrees not to (a) Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest therein (including by tendering into a tender or exchange offer), unless such Transfer is a Permitted Transfer; (b) grant any proxy, consent or power of attorney with respect to any of the Covered Shares or deposit any of the Covered Shares into a voting trust or enter into a voting agreement, voting trust or arrangement with respect to any such Covered Shares; (c) take any other action that would or would reasonably be expected to make any representation or warranty contained in this Agreement untrue or incorrect or that would or would reasonably be expected to restrict or otherwise adversely affect the performance of or have the effect of preventing or disabling such Shareholder from performing any of its obligations under this Agreement; or (d) commit or agree (whether or not in writing) to take any of the actions prohibited by the foregoing clause (a), (b) or (c). Any Transfer or other action in violation of this provision shall be void ab initio. It is hereby clarified that if any involuntary Transfer of any of the Covered Shares shall occur (such as in the case of appointment of a receiver to Shareholder’s assets as part of bankruptcy proceedings), the transferee (which term, as used herein, shall include the initial transferee and any and all subsequent transferees of the initial transferee) shall take and hold such Covered Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement. During the term of the Agreement, Company shall not recognize and shall issue stop-transfer instructions to its transfer agent (if relevant) with respect to any sale, pledge, or transfer, except upon the conditions specified in this Agreement. A transferring Shareholder will cause any proposed transferee of the Covered Shares pursuant to a Permitted Transfer to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

Section 4.3 Share Dividends, etc. In the event of a share split, share dividend or distribution (including any dividend or distribution of securities convertible into Company Shares), or any change in the Company Shares by reason of any split-up, reverse share split, recapitalization, reorganization, combination, reclassification, reincorporation, exchange of shares or the like, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.4 Public Announcements. Except as required by applicable Law (in which case the Shareholders shall use reasonable best efforts to allow the Parent reasonable time to comment on such announcement and shall consider in good faith any comments provided by the Parent), no public announcements by the Shareholders regarding this Agreement, the transactions contemplated hereby, the Merger Agreement or the transactions contemplated thereby are permitted. Each Shareholder (a) to the extent such consent or authorization of such Shareholder is required, consents to and authorizes the publication and disclosure by Parent, the Company and their respective affiliates of such Shareholder’s identity and holding of the Covered Shares and the nature of its commitments and obligations under this Agreement in any announcement or disclosure required (in the opinion of the Parent’s counsel) by the SEC, the Israel Securities Authority or any other Governmental Body or the rules or regulations of any applicable securities exchange (including Nasdaq and TASE); (b) agrees as promptly as practicable to give to Parent and the Company any information that it may reasonably require for the preparation of any such announcement or disclosure documents; and (c) agrees to promptly notify Parent and the Company of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if any, to the extent that any shall be or have become false or misleading, in any material respect.

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Section 4.5 Further Assurances. Each Shareholder agrees, from time to time, at the request of the Parent and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 4.6 Acquisition of Covered Shares. Each Shareholder agrees that any additional Covered Shares acquired by such Shareholder after the date of this Agreement and prior to the Expiration Date (including through the exercise of any Company options or otherwise) shall automatically be subject to the terms of this Agreement as though owned by such Shareholder on the date hereof. Each Shareholder hereby agrees to notify the Company in writing as promptly as practicable (and in any event within one Business Day of receipt following such acquisition by such Shareholder) of the number of any additional Covered Shares or other securities of Company of which the Shareholder acquires Beneficial Ownership on or after the date hereof.

ARTICLE V

MISCELLANEOUS

Section 5.1 Termination. This Agreement shall remain in effect until the earliest to occur of (a) the Expiration Date and (b) the Effective Time; provided, however, that the provisions of this ARTICLE V shall survive any termination of this Agreement. Neither the provisions of this Section 5.1 nor the termination of this Agreement shall relieve any party hereto from any liability of such party to any other party arising out of or in connection with a breach of this Agreement incurred prior to such termination or expiration. For the avoidance of doubt, in the event this Agreement is terminated prior to the Effective Time, any consent or other document executed pursuant hereto shall be deemed null and void and shall have no further effect.

Section 5.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Parent or any other Person any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to each respective Shareholder, and neither the Parent nor any other Person shall have any authority to direct such Shareholder in the voting or disposition of any of the Covered Shares, except as otherwise expressly provided herein.

Section 5.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses, whether or not the Merger is consummated.

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Section 5.4 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail, addressed as follows:

if to the Parent, to:

SciSparc Ltd.

20 Raul Wallenberg Street, Tower A

Tel Aviv, Israel, 6971916

Attention: Oz Adler

Email: oz@scisparc.com

with a copy to (which shall not constitute notice):

Meitar | Law Offices

16 Abba Hillel Rd.

Ramat Gan 5250608, Israel

Tel: (+972) (3) 610-3100

Attention: Dr. Shachar Hadar

Email: shacharh@meitar.com

And

Sullivan & Worcester LLP

1633 Broadway

New York, NY 10019

Tel: (212) 660-3000

Attention: Oded Har-Even, Esq., Howard E. Berkenblit, Esq

Email: ohareven@sullivanlaw.com, hberkenblit@sullivanlaw.com if to the Shareholders, to the address set forth in the signature page hereto.

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any party hereto may provide notice to the other parties of a change in its address through a notice given in accordance with this Section 5.4, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 5.4 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date that is (a) specified in such notice; or (b) five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 5.4. The inability to deliver because of changed address of which no notice is given will be deemed to be receipt of the notice as of the date of such inability to deliver.

Section 5.5 Interpretation. The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Any Law or agreement defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such Law or agreement as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute or agreement shall be deemed to refer to such statute or agreement, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

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Section 5.6 Counterparts. This Agreement and any amendments hereto may be executed in one or more identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Any such counterpart, to the extent delivered electronically will be treated in all manners and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of electronic delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of electronic delivery, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 5.7 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties as contemplated by or referred to herein or therein constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

Section 5.8 Governing Law; Consent to Jurisdiction

(a) This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced solely in accordance with the Laws of the State of Israel, without giving effect to any choice of Law or conflict of Law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any jurisdiction other than the State of Israel.

(b) Each of the parties (i) irrevocably consents to the service of statement of claim and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 5.4 or in such other manner as may be permitted by Applicable Law, and nothing in this Section 5.8 shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law, (ii) irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court located in Tel Aviv-Jaffa, Israel, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and (iii) irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in any competent court located in Tel Aviv-Jaffa, Israel, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in any competent court located in Tel Aviv-Jaffa, Israel, (C) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts, and (D) waives, to the fullest extent permitted by Law, and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

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(c) Each party hereto irrevocably consents to the service of process in any Legal Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 5.4 and such service of process shall be sufficient to confer personal jurisdiction over such party in such Legal Proceeding and shall otherwise constitute effective and binding service in every respect.

Section 5.9 Specific Performance. The Shareholders hereby acknowledge and agree that the Parent will suffer irreparable damage in the event that any of the obligations of the Shareholders in this Agreement are not performed in accordance with its specific terms or if the Agreement is otherwise breached by the Shareholders and that money damages, even if available, would not be an adequate remedy therefor. Accordingly, each Shareholder agrees that the Parent shall be entitled to specific performance, an injunction, restraining order and/or such other equitable relief, in addition to any other rights and remedies existing in its favor at law or in equity, as a court of competent jurisdiction may deem necessary or appropriate to enforce its rights and such Shareholder’s obligations hereunder (without posting of bond or other security). The Shareholders agree not to raise any objection or legal or equitable defense to the availability of any equitable remedy that the Parent may have in respect of this Agreement. These injunctive remedies are cumulative and in addition to any other rights and remedies the Parent may have at law or in equity. In the event the Parent seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, the Parent shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 5.10 Amendment; Waiver. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by each of the parties. Any party hereto may, to the extent permitted by Law, waive compliance with any of the agreements or conditions for the benefit of such party contained herein if such waiver is set forth in an instrument in writing signed on behalf of such party. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 5.11 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 5.12 Assignment; Successors; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by and against the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 5.12 shall be null and void ab initio. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 5.13 Shareholder Capacity. The parties acknowledge that this Agreement is entered into by each Shareholder solely in his or its capacity as the record or Beneficial Owner of such Shareholder’s Company Shares and nothing in this Agreement restricts or limits any action taken by such Shareholder in his capacity as a director or officer of Company. The taking of any action (or failure to act) by any Shareholder in his capacity as an officer or director of Company will not be deemed to constitute a breach of this Agreement.

[The remainder of this page is intentionally left blank]

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IN WITNESS WHEREOF, the parties have caused to be executed and delivered or executed and delivered this Shareholder Support Agreement as of the date first written above.

THE PARENT:

SCISPARC LTD.

By:
Name:
Title:

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties have caused to be executed and delivered or executed and delivered this Shareholder Support Agreement as of the date first written above.

SHAREHOLDERS:

[ ]

By:
Name:
Title:

Address for notices:

[SHAREHOLDERS]

[  ]

[  ]

Attention: [  ]

Email: [  ]

with copies (which shall not constitute notice) to:

[  ]

[  ]

Attention: [  ]

Email: [  ]

[Signature Page to Shareholder Support Agreement]

SCHEDULE I

Haim Levi Trade-In Ltd.,

A. Yinon (2015) Ltd.

Eliyahu Baruch Ltd.

Belporto Investments Ltd.

Puzailov Investments Ltd.

Emanuel Paz Puzailov

EXHIBIT A

FORM OF JOINDER AGREEMENT

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Shareholder Support Agreement, dated as of April 10, 2024 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Shareholder Support Agreement”) by and between SciSparc Ltd., an Israeli limited company, and each of the shareholders of AutoMax Motors Ltd., an Israeli limited company (the “Company”), listed on Schedule I thereto (the “Shareholders”). Each capitalized term used but not defined in this Joinder Agreement shall have the respective meaning ascribed to such term in the Shareholder Support Agreement.

By executing and delivering this Joinder Agreement to the Shareholder Support Agreement, the undersigned hereby (i) adopts and approves the Shareholder Support Agreement, (ii) assumes and agrees to comply with all of the Shareholder’s obligations under the Shareholder Support Agreement in respect of the securities subject to the applicable Transfer and (iii) agrees, effective commencing on the date hereof and as a condition to the Transfer, to become a party to, and to be bound by and comply with the provisions of, the Shareholder Support Agreement applicable to the Shareholders, in the same manner as if the undersigned were an original signatory to the Shareholder Support Agreement.

The undersigned hereby (i) represents and warrants that, pursuant to this Joinder Agreement and the Shareholder Support Agreement, it is a Permitted Transferee under the Shareholder Support Agreement and (ii) makes all of the representations and warranties set forth in Article 3 of the Shareholder Support Agreement, mutatis mutandis.

The undersigned acknowledges and agrees that the provisions of ARTICLE V of the Shareholder Support Agreement are incorporated herein by reference, mutatis mutandis.

[Remainder of page intentionally left blank]

A-1

Accordingly, the undersigned have executed and delivered this Joinder Agreement as of the _____ day of _______, _______.

PERMITTED TRANSFEREE

Name:

Notice Information

Address:
Phone:
Email:

A-2

Exhibit 99.3

SciSparc to Acquire AutoMax

TEL AVIV, Israel, April 11, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that it signed a merger agreement (the “Agreement”) with AutoMax Motors Ltd. (“AutoMax”), a leading vehicle importer company in Israel.

According to the Agreement, the Company will acquire 100% of AutoMax and establish a new wholly-owned Israeli subsidiary, which would in turn merge with and into AutoMax (the “Acquisition”). Following the Acquisition, it is contemplated that SciSparc shareholders will hold together approximately 50.01% of the share capital of the post-closing combined company (the “Combined Company”).

The Acquisition follows the Company’s announcement in June 2022, in which the Company’s board of directors resolved to review potential strategic transactions to maximize shareholder value. The Company’s ongoing business operations, including its late-stage pharmaceutical segment, will continue to operate.

As a result of the Acquisition, all outstanding shares of AutoMax will be converted into the right to receive ordinary shares of SciSparc. Following the closing, it is contemplated that AutoMax’s equity holders will hold together approximately 49.99%, subject to adjustments, of the Combined Company’s share capital. At the closing of the Acquisition, SciSparc has committed to hold at least $4.25 million in net cash.

The Acquisition is subject to various approvals, including compliance with any regulatory requirements, including certain Israeli court approvals and SciSparc and AutoMax shareholder approvals. Mr. Amitai Weiss, the chairman of SciSparc, is also the chairman of AutoMax.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on Amazon Marketplace.

About AutoMax Motors Ltd.

AutoMax is involved in parallel importation and marketing of various private vehicle products in Israel through Global AutoMax. This includes a diverse range of vehicles such as small family cars, crossover vehicles, executive cars, SUVs, premium vehicles, work vehicles, and vehicles adapted for the disabled. Additionally, AutoMax directly imports and markets buses manufactured by Temsa in Israel through its subsidiary, Delhom AutoMax Ltd. Furthermore, AutoMax engages in the buying and selling of used vehicles (trade-in) through AutoMax Trade-in Ltd.

Important Information About the Acquisition for Investors and Shareholders

This communication may be deemed to be solicitation material in respect of the proposed transaction between SciSparc and AutoMax. In connection with the proposed transaction between SciSparc and AutoMax, SciSparc will file a registration statement on Form F-4 and a proxy statement with the United States Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement or proxy statement or any other documents that SciSparc may file with the SEC or send to SciSparc shareholders in connection with the proposed transaction. Before making any voting decision, investors and securityholders are urged to read the registration statement and proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and securityholders may obtain free copies of the registration statement, proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Once filed, the registration statement and the proxy statement will be available free of charge on SciSparc’s website at scisparc.com or by contacting SciSparc’s Investor Relations by email at IR@scisparc.com or by phone at +972-3-6167055.

Participants in the Solicitation.

SciSparc, AutoMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of SciSparc’s ordinary shares in connection with the proposed transaction. Information about SciSparc’s directors and executive officers is set forth in SciSparc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on April 1, 2024, and in subsequent filings made by SciSparc with the SEC. Other information regarding the interests of such individuals, as well as information regarding AutoMax’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the proxy statement, which will be filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the risk related to SciSparc’s and AutoMax’s ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the Agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approval for the transaction; the execution of definitive agreements; the uncertain and time-consuming court approval process; risks related to the satisfaction of the closing conditions related to the financing; risks related to the combined company’s ability to correctly manage its operating expenses; risks related to the market price of the Company’s ordinary shares relative to the exchange ratio; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; risks related to the combined company’s commercialization, marketing and manufacturing capabilities and strategy; risks related to the combined company’s ability to protect its intellectual property position; and the requirement for additional capital to continue to advance the combined company’s operations, which may not be available on favorable terms or available at all. In addition, there can be no assurance that the Company will be able to complete the transactions contemplated by the Merger or related transactions. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Contact Information

Michal Efraty

IR Manager
IR@scisparc.com
Tel: +972-3-6167055